UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31. 2017

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K (the “Form 1-K”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our Offering Circular dated February 23, 2018 as filed with the Securities and Exchange Commission on February 27, 2018 (the “Offering Circular”). These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-K speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-K are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-K with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-K are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 BUSINESS

Overview

Iron Bridge Mortgage Fund, LLC (the “Company”) was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the ”Manager”), which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky (the “Managing Directors”). Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and over 18 years of distressed real estate investment experience. The Manager provides Portfolio Loan origination and servicing services to the Company. See “Directors and Officers” on Page 41 of this Form 1-K.

The Company’s primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company’s primary source of funding is private debt and Bank Borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company’s economic interests.

The Company’s investments are primarily in non-owner occupied real estate loans. The only owner-occupied residential loans that may be owned by the Company are purchases of existing, non-performing residential loans, with the objective of renegotiating terms with the resident owner or foreclosing on the property. The Company does not originate new owner-occupied residential loans of any kind.

Company Vision

We believe that the real estate finance industry is in the early stages of a major transformation that should create significant value for borrowers, investors and real estate finance companies. Technology and new securities laws should drive increased efficiency. For borrowers, this should mean lower interest rates and better service. For investors, this should mean superior risk-adjusted returns that are not available in the public markets. And for the innovative companies that lead this change, it should mean an opportunity to create value while effectively managing risk.

Background and Strategy

Real estate finance markets are highly fragmented, with numerous large, mid-size, and small lenders and investment companies, such as banks, savings and loan associations, credit unions, insurance companies, institutional lenders and private lenders all competing for investment opportunities. Many of these market participants experienced losses in the real estate market, which started to decline in 2006 and reached its bottom in 2012. As a result of credit losses and restrictive government oversight, many of these financial institutions are not participating in this market to the extent they had before the credit crisis. In addition, it appears that the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of commercial and residential investment properties has decreased. In particular, we believe that banks and other institutional lenders are generally more reluctant to lend money secured by residential property until the property is constructed or fully renovated and either rented or ready for purchase by an owner-occupant. Developers particularly rely on private lending sources such as the Company to fill the need for financing between the time a property is purchased and the time, after construction or rehabilitation, when it is ready to be rented or sold. We believe the Company fills a significant gap by providing much needed financing of this type for areas with a growing need for such financing, and that profitable investment opportunities will be available to the Company based on the fragmented nature of the rehab lending market and the limited competition from banks and other institutional lenders.

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Portfolio Loan Characteristics

Project Type. The primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. As described above, the Company believes that this market is underserved by banks and other institutional lenders. In addition, the relatively short-term nature of these projects (generally 12 months or less) allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

The following table provides information about the distribution of the Company’s loan portfolio by project type segmented further by number of loans and the unpaid principal balance (“UPB”) of those loans.

	As of the Year Ended December 31,
	2017	2016	2015
Number of loans
Single-family residential rehab	187	184	190
Single-family residential new construction	34	32	47
Multi-family residential rehab	11	21	21
Multi-family residential new construction	0	1	0
Commercial	0	0	0
Land entitlements	0	6	5

Percentage of UPB
Single-family residential rehab	74%	69%	64%
Single-family residential new construction	24%	21%	25%
Multi-family residential rehab	2%	7%	10%
Multi-family residential new construction	0%	1%	0%
Commercial	0%	0%	0%
Land entitlements	0%	2%	1%

As of December 31, 2017, the percentage of UPB categorized by project type consisted of 74% Single-Family Residential Rehab (187 loans), 24% Single-Family Residential New Construction (34 loans), 2% Multi-Family Residential Rehab (11 loans), 0% Multi-Family Residential New Construction, 0% Commercial and 0% Land Entitlements.

By comparison, as of December 31, 2016, the percentage of UPB categorized by project type consisted of 69% Single-Family Residential Rehab (184 loans), 21% Single-Family Residential New Construction (32 loans), 7% Multi-Family Residential Rehab (21 loans), 1% Multi-Family Residential New Construction (1 loan), 0% Commercial and 2% Land Entitlements (6 loans).

By comparison, as of December 31, 2015, the percentage of UPB categorized by project type consisted of 64% Single-Family Residential Rehab (190 loans), 25% Single-Family Residential New Construction (47 loans), 10% Multi-Family Residential Rehab (21 loans), 0% Multi-Family Residential New Construction, 0% Commercial and 1% Land Entitlements (5 loans).

From 2013 through 2015 the Company modestly increased the amount of loans it made for single-family and multi-family new construction. This trend reflected the general improvement in the real estate market over that time and a corresponding shift in the business models of our borrowers from fixing distressed properties purchased through foreclosure sales or from bank owned inventory to more value-added projects, such as square footage additions or new construction. During 2015, 2016 and 2017, the Company’s single-family and multi-family new-construction loans, in aggregate, remained consistent at less than 25% of loan portfolio UPB.

It is important to point out that the Company does not make loans for land entitlement purposes only. These land entitlement loans represent phase one of two phase projects that require land entitlement to be completed prior to new construction commencing on either single-family or multi-family residential structures.

Geographical Distribution. The Company continues to experience steady loan demand and stable real estate resale activity. However, the real estate market is increasingly being driven by regional economics and less so by the macro boom and bust cycle of recent years. While real estate is generally benefiting from improvements in employment and low interest rates, the bounce off the bottom for real estate prices has slowed and regional economics are becoming a larger factor in local real estate trends. For this reason, the Company believes that increasing its geographic diversification and having the ability to rebalance its loan portfolio between geographies is important to effectively manage risk.

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The following table provides the geographic distribution of the Company’s loan portfolio by state segmented further by the number and unpaid principal balance of loans (“UPB”) that were active at the end of the period and those loans that paid off during the period.

	As of or for the Year Ended December 31,
	2017	2016	2015
Arizona
Number of active loans, end of period	-	-	-
Percentage of total UPB	-	-	-
Number of paid off loans, during period	-	4	2
Percentage of paid off UPB	-	<1%	<1%
California
Number of active loans, end of period	46	48	46
Percentage of total UPB	39%	34%	31%
Number of paid off loans, during period	63	60	53
Percentage of paid off UPB	28%	30%	36%
Colorado
Number of active loans, end of period	10	7	13
Percentage of total UPB	6%	7%	10%
Number of paid off loans, during period	11	13	7
Percentage of paid off UPB	8%	8%	5%
Connecticut
Number of active loans, end of period	-	1	4
Percentage of total UPB	-	<1%	1%
Number of paid off loans, during period	1	3	4
Percentage of paid off UPB	<1%	1%	1%
Florida
Number of active loans, end of period	5	1	-
Percentage of total UPB	1%	<1%	-
Number of paid off loans, during period	4	3	-
Percentage of paid off UPB	<1%	<1%	-
Georgia
Number of active loans, end of period	1	-	-
Percentage of total UPB	<1%	-	-
Number of paid off loans, during period	5	-	-
Percentage of paid off UPB	<1%	-	-
Illinois
Number of active loans, end of period	55	71	86
Percentage of total UPB	13%	17%	18%
Number of paid off loans, during period	79	96	33
Percentage of paid off UPB	15%	14%	5%
Indiana
Number of active loans, end of period	3	3	2
Percentage of total UPB	<1%	<1%	<1%
Number of paid off loans, during period	3	-	1
Percentage of paid off UPB	<1%	-	<1%
Massachusetts
Number of active loans, end of period	3	2	-
Percentage of total UPB	1%	1%	-
Number of paid off loans, during period	-	1	-
Percentage of paid off UPB	-	<1%	-
New Jersey
Number of active loans, end of period	3	-	-
Percentage of total UPB	<1%	-	-
Number of paid off loans, during period	8	4	-
Percentage of paid off UPB	1%	<1%	-
North Carolina
Number of active loans, end of period	2	1	-
Percentage of total UPB	<1%	<1%	-
Number of paid off loans, during period	2	1	-
Percentage of paid off UPB	<1%	<1%	-

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	As of or for the Year Ended December 31,
	2017	2016	2015
Oklahoma
Number of active loans, end of period	1	-	-
Percentage of total UPB	<1%	-	-
Number of paid off loans, during period	-	1	-
Percentage of paid off UPB	-	<1%	-
Oregon
Number of active loans, end of period	59	70	73
Percentage of total UPB	24%	29%	28%
Number of paid off loans, during period	100	98	102
Percentage of paid off UPB	34%	31%	37%
Pennsylvania
Number of active loans, end of period	6	8	2
Percentage of total UPB	1%	1%	<1%
Number of paid off loans, during period	6	6	2
Percentage of paid off UPB	1%	1%	<1%
South Carolina
Number of active loans, end of period	4	1	-
Percentage of total UPB	<1%	<1%	-
Number of paid off loans, during period	4	-	-
Percentage of paid off UPB	<1%	-	-
Tennessee
Number of active loans, end of period	1	-	-
Percentage of total UPB	<1%	-	-
Number of paid off loans, during period	-	-	-
Percentage of paid off UPB	-	-	-
Texas
Number of active loans, end of period	6	2	1
Percentage of total UPB	2%	1%	<1%
Number of paid off loans, during period	5	4	6
Percentage of paid off UPB	1%	<1%	1%
Virginia
Number of active loans, end of period	3	-	-
Percentage of total UPB	1%	-	-
Number of paid off loans, during period	-	-	-
Percentage of paid off UPB	-	-	-
Washington
Number of active loans, end of period	24	29	37
Percentage of total UPB	9%	10%	11%
Number of paid off loans, during period	47	49	50
Percentage of paid off UPB	11%	12%	14%

As of December 31, 2017, the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: California 39%, Colorado 6%, Florida 1%, Illinois 13%, Massachusetts 1%, Oregon 24%, Pennsylvania 1%, Texas 2%, Virginia 1% and Washington 9%.

This compares to December 31, 2016 when the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: California 34%, Colorado 7%, Illinois 17%, Massachusetts 1%, Oregon 29%, Pennsylvania 1%, Texas 1% and Washington 10%.

This compares to December 31, 2015, when the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: California 31%, Colorado 10%, Connecticut 1%, Illinois 18%, Oregon 28% and Washington 11%.

During 2015, the Company made fewer loans in Arizona, increased its lending activity in the states of Colorado and Illinois and began lending in Indiana and Pennsylvania. During 2016, the Company maintained stable lending activity across its existing geographies and began lending in Florida, Massachusetts, New Jersey, North Carolina, Oklahoma and South Carolina. During 2017, the Company began lending in Georgia, Tennessee and Virginia. These changes reflect the Company’s ability to adjust its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity.

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This expanding geographic distribution of loans will provide the Company with additional geographic diversification, and enable the Company to continue to identify and rebalance its loan portfolio toward those geographies that offer higher rates of return per unit of risk.

Borrowers. The Company’s Portfolio Borrowers are often comprised of one to three member teams that form a company and take title to Projects in their company name. The team members usually have prior experience in real estate development, construction, finance or sales. For example, a common three-person team might include a real estate agent, general contractor and financier, each contributing their expertise to the team. The real estate agent might be tasked with identifying attractive Projects, making suggestions regarding what capital improvements should be made to the Projects and helping to market and sell the Projects. The contractor might be tasked with assessing the cost, complexity and time necessary to make the planned capital improvements to the Project and managing that construction process. The financier might be tasked with managing the lender relationships, equity investor relationships, if any, and handling all back office accounting.

Between 2009 and 2015, the Company did not pursue a formal marketing or advertising program to grow its base of Portfolio Borrowers. The growth in the number of Portfolio Borrowers came almost exclusively through word of mouth. However, beginning in 2016, the Company implemented a marketing and advertising plan, which has helped the Company identify qualified Portfolio Borrowers and advantageous lending opportunities in each geographic market.

It has been our experience that providing Portfolio Borrowers with exceptional service leads to business referrals, which we believe is the best form of marketing. In addition, because our Portfolio Borrowers are often repeat customers, the value of each Portfolio Borrower relationship is much higher than it would be if the Portfolio Borrowers were not repeat customers.

The following table provides information regarding borrower concentrations as of the dates indicated.

	As of the Year Ended December 31,
	2017	2016	2015
Portfolio Loans	232	244	264
Portfolio Borrowers	151	156	150
Average number of loans per borrower	1.5	1.6	1.8
Average percentage of loans per borrower	1%	1%	1%
Top borrower (percentage of UPB)	8%	6%	4%
Top 3 borrowers (percentage of UPB)	17%	13%	10%

As of December 31, 2017, the portfolio consisted of 232 active loans provided to 151 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 8% of UPB, while the top 3 borrowers represented 17% of UPB.

This compares to December 31, 2016, the portfolio consisted of 244 active loans provided to 156 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 6% of UPB, while the top 3 borrowers represented 13% of UPB.

This compares to December 31, 2015, when the portfolio consisted of 264 active loans provided to 150 borrowers. The average number of loans per borrower was 1.8 loans. The largest borrower represented 4% of UPB, while the top 3 borrowers represented 10% of UPB.

The average number of loans per borrower has remained consistent over time. However, borrower concentration increased modestly during 2017 as the Company shifted its loan portfolio toward more experienced borrowers who do more projects and borrower more money on average.

Loan Term. All of the Company’s loans are made with maturity dates of 12 months or less. However, it is the Company’s policy to provide borrowers, whose loans are not in default, with six-month loan extensions, as needed, to allow more time to finish projects. Loans categorized with aging of 12+ months reflect those loans with loan extensions.

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As mentioned above, the primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. We believe that banks and other institutional lenders underserve this market, which provides the Company with the opportunity to earn attractive rates of return per unit of risk. In addition, the relatively short-term nature of these projects allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

The following table sets forth the distribution of loans by age at the dates indicated:

	As of the Year Ended December 31,
	2017	2016	2015
Number of loans
00-06 months	123	120	166
06-09 months	33	38	45
09-12 months	18	24	23
12+ months	58	62	30

Percentage of number of loans
00-06 months	53%	49%	63%
06-09 months	14%	16%	17%
09-12 months	8%	10%	9%
12+ months	25%	25%	11%

Unpaid principal balance
00-06 months	$28,935,266	$26,954,393	$32,276,984
06-09 months	9,158,379	9,566,437	11,149,205
09-12 months	8,696,998	7,625,394	6,028,598
12+ months	21,620,353	22,608,761	10,436,529

Percentage of unpaid principal balance
00-06 months	42%	40%	54%
06-09 months	13%	14%	19%
09-12 months	13%	11%	10%
12+ months	32%	34%	17%

As of December 31, 2017, the age distribution of the 232 active Portfolio Loans was as follows: 123 loans within 0-6 months (42% of UPB), 33 loans within 6-9 months (13% of UPB), 18 loans within 9-12 months (13% of UPB) and 58 loans greater than 12 months (32% of UPB).

This compares to December 31, 2016, the age distribution of the 244 active Portfolio Loans was as follows: 120 loans within 0-6 months (40% of UPB), 38 loans within 6-9 months (14% of UPB), 24 loans within 9-12 months (11% of UPB) and 62 loans greater than 12 months (34% of UPB).

This compares to December 31, 2015, when the age distribution of the 264 active Portfolio Loans was as follows: 166 loans within 0-6 months (54% of UPB), 45 loans within 6-9 months (19% of UPB), 23 loans within 9-12 months (10% of UPB) and 30 loans greater than 12 months (17% of UPB).

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Loan Turnover. The following table provides information associated with the Company’s Portfolio Loan turnover for the periods shown:

	As of or for the Year Ended December 31,
	2017	2016	2015
Loans originated, during period	333	330	353
Loans paid off, during period	338	342	261
Loans foreclosed, during period	7	8	12
Portfolio Loans, end of period	232	244	264
Total historical payoffs, end of period	1,826	1,481	1,131
Total historical originations, end of period	2,058	1,725	1,395

During the year ended December 31, 2017, the Company originated 333 new Portfolio Loans, saw 338 Portfolio Loans pay off, and foreclosed on 7 loans, which all became REO properties. As of December 31, 2017, the Company had originated 2,058 loans since inception of which 1,826 had paid off, resulting in a net 232 active Portfolio Loans.

This compares to the year ended December 31, 2016, when the Company originated 330 new Portfolio Loans, saw 343 Portfolio Loans pay off, and foreclosed on 8 loans, which all became REO properties. As of December 31, 2016, the Company had originated 1,725 loans since inception of which 1,481 had paid off, resulting in a net 244 active Portfolio Loans.

This compares to the year ended December 31, 2015, when the Company originated 353 new Portfolio Loans, saw 261 Portfolio Loans pay off, and foreclosed on 12 loans, which all became REO properties. As of December 31, 2015, the Company had originated 1,395 loans since inception of which 1,131 had paid off, resulting in a net 264 active Portfolio Loans.

Total loan origination and associated Portfolio Loan turnover increased gradually each year from 2013 through 2017 as the Company worked to balance a steady increase in capital formation with quality loan origination.

Loan Size. The following table sets forth the distribution of loans by size (based on the unpaid principal balance) at the dates indicated:

	As of the Year Ended December 31,
	2017	2016	2015
Average loan size	$294,875	$273,586	$226,861
Median loan size	199,000	189,000	148,750
$0-$100,000	46	52	95
$100,001-$200,000	72	74	67
$200,001-$300,000	39	37	31
$300,001-$500,000	36	49	48
$500,001-$1,000,000	33	27	20
$1,000,000-$1,500,000	5	5	1
$1,500,000-$2,000,000	1	0	2

As of December 31, 2017, the average and median loan sizes were $294,875 and $199,000, up $21,289 and $10,000 from the average and median loan sizes of $273,586 and $189,000 at December 31, 2016, respectively.

This compares to December 31, 2016, when the average and median loan sizes were $273,586 and $189,000, up $46,725 and $40,250 from the average and median loan sizes of $226,861 and $148,750 at December 31, 2015, respectively.

This compares to December 31, 2015, when the average and median loan sizes were $226,861 and $148,750, down $57,550 and $52,200 from the average and median loan sizes of $284,411 and $200,950 at December 31, 2014, respectively.

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The Company saw a decline in both the average and median loan size from 2013 through 2015 reflects an expansion into new geographic markets with lower priced real estate. In contrast, the Company saw a modest increase in average and median loan sizes during 2016 and 2017, reflecting the Company’s modest expansion into California, which has relatively higher priced real estate, and away from lower priced real estate in Illinois.

The Company’s objective is to make loans secured by real estate priced in the liquid segments of each geographic market. Therefore, the distribution of loan sizes between time periods largely reflects both changes in real estate prices over time and a mix shift between geographies. While the Company is sensitive to loan size diversification, it does not target a mix of loan sizes.

Portfolio Loan Criteria and Policies

Underwriting. The Company engages in the business of making loans secured by first lien deeds of trust or mortgages that encumber real estate located in the United States, its territories and possessions. The Company may also invest indirectly in a loan by acquiring an ownership interest in an entity formed for the sole purpose of holding a qualifying loan. The Company’s loans are not insured or guaranteed by any governmental agency or private entity.

For each Portfolio Borrower, the Company performs a criminal background check, orders a credit report, measures liquidity, interviews the borrower to assess experience level and evaluates the quality of previous work. The Company also requires each Portfolio Borrower to provide a construction cost budget, detailing the cost and scope of planned capital improvements, and a profit analysis, detailing the borrower’s estimated resale price, total project cost and estimated profit.

As an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value (LTV) coverage. Specifically, the Company operates under the following underwriting guidelines:

•	the Company does not lend unless secured by a first lien deed of trust or mortgage;

•	the Company does not lend unless the borrower has a clearly defined exit strategy;

•	the Company does not lend without assessing the borrower’s ability and willingness to pay; and

•	the Company does not lend more than 70% of the estimated “after-repair value” of the collateral (70% LTV coverage).

The Company has the sole discretion whether to originate a mortgage loan at a given LTV. Some of the factors considered by the Company when determining the maximum LTV to be extended on a mortgage loan are:

•	age, type, condition, and location of the collateral;

•	borrower creditworthiness and credit history;

•	loan amount and credit terms requested;

•	additional cross-collateralized properties;

•	proposed changes to or reconstruction of the collateral;

•	tenant history and occupancy rate (if applicable); and

•	amount of the interest reserve or construction loan (if any).

In determining the value of real estate collateral for purposes of loan underwriting and LTV calculations, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair value” of each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. Appraisals are recognized in the mortgage banking industry to represent estimates of value, and should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

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The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

There are no limitations on the types or locations of real estate investment loans within the United States or any requirement for current yield as opposed to overall return. Moreover, the Company’s investment strategy does not seek to balance the investment portfolio by property types, return characteristics or location, but the Company is sensitive to concentration risk. The Manager has the discretion to lend the Company’s assets on both new construction and existing properties.

The Company will not enter into any new commitment to make a loan where the cumulative principal amount of such loan would exceed 10% of the principal value of Portfolio Loans plus cash and cash equivalents of the Company as of the date of such commitment.

The Manager has discretion to amend the Portfolio Loan criteria and policies from time to time. THEREFORE, IN ESSENCE, THE INVESTMENT OBJECTIVES ARE THOSE DEFINED BY THE MANAGER FROM TIME TO TIME.

Disbursement of Loan Proceeds

Company loans are funded through an escrow account handled by the Manager or a qualified attorney, title insurance company or escrow company. The escrow agent is instructed not to disburse any funds until the following conditions are met:

•	Satisfactory title insurance coverage has been obtained, except as described in the following paragraph, with the title insurance policy naming the Company as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Company’s deed of trust or mortgage, and does not insure the Company against loss by reason of other causes, such as diminution in the value of the property securing the loan, over-appraisals or borrower defaults. The Company does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Company foreclosed on a loan and there was insufficient equity in the property securing the loan to repay all sums owed.

The Company does not intend to arrange for title insurance policies on properties purchased from county auction, in which the borrower is borrowing from the Company under a Master Loan and Security Agreement. In such cases, the Company lends to the borrower during a period in which the borrower has equitable (but not marketable) title, and the Company performs its own title research. Once the Trustee’s Deed or Sherriff’s Deed is received and recorded following the foreclosure sale, the Company’s first lien position is perfected. The Master Loan and Security Agreement cross-collateralizes the loan against other properties owned by the borrower.

•	Satisfactory hazard and liability insurance has been obtained for all loans, or only liability insurance in the event of a loan secured by unimproved land, which insurance shall name the Company as loss payee in an amount equal to the principal amount of the Company’s loan or the replacement value of the property, as dictated by legal statute.

•	All loan documents (notes, deeds of trust, etc.) and insurance policies name the Company as payee and beneficiary or additional loss insured, as applicable. In the event the Company purchases loans, the Company shall receive assignments of all beneficial interest in any document related to each loan so purchased. Company investments in loans may not be held in the name of the Manager or any other nominee.

Disbursement of Construction Draws

The Company disburses construction draws to Portfolio Borrowers to pay for planned capital improvements to the real estate collateral based on a pre-defined scope of work, construction budget and time schedule. To mitigate risk in this process, the Company follows certain policies and procedures that incorporate some or all of the following practices. However, it is important to point out that the Company evaluates the risks related to each project, considering such variables as borrower experience, and project location, size, timing and scope of work to determine the right combination of practices to follow.

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Practices related to disbursement of construction draws include, but are not limited to, the following:

•	Construction Cost Budget – The construction cost budget is a spread sheet provided by the borrower that provides the Company with line item detail related to the planned capital improvements. The construction cost budget is prepared during the underwriting processes, and the borrower will update and submit the construction cost budget with each draw request.

•	Summary Page – The summary page organizes the draw request into two categories: (1) reimbursable expenses to be paid by the Company to the borrower, and (2) direct payments by the Company to contractors and vendors. The Company will reimburse the borrower for completed work as long as the borrower provides proof of payment. The Company will pay contractors and vendor invoices directly for completed work.

•	Conditional Lien Waivers – Conditional lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for work performed through a specific date conditioned upon the receipt of a specific payment amount.

•	Final Lien Waivers – Final lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for all work performed on the property, conditioned upon the receipt of a final payment amount.

•	Property Inspections – The Company orders property inspections by qualified third party inspectors to evaluate the amount and quality of construction work performed at various stages of construction or redevelopment.

•	Advanced Funding – In certain circumstances, the Company may agree to advance a borrower funds to be used to make future capital improvements. In those cases, the Company requires that, among other things, the borrower provide proof of payment and that the work be 100% complete prior to a subsequent advance. In addition, the Company is often secured through cross-collateralization with other projects owned by the same borrower.

Loan Servicing

The Company’s loans are serviced by the Manager and the Manager is compensated for such loan servicing activities. See “Management Fees” on Page 43 for additional details.

We believe that the quality of service provided by the Company to Portfolio Borrowers is an important competitive differentiator in the private lending industry. For this reason, the Company chooses to originate, underwrite and service all of its loans in-house. In-house loan underwriting enables the Company to make fast, common sense lending decisions, which Portfolio Borrowers appreciate. For example, new borrower applications generally can be processed in 48 hours, loan proposals generally can be made in 24 hours and existing Portfolio Borrowers can receive funding in two to five days. In addition, because the Company does not require third party approvals to make loans, Portfolio Borrowers have confidence in the funding commitments made by the Company.

We also believe that in-house loan servicing is important for mitigating loan portfolio risk. Maintaining a close relationship with Portfolio Borrowers and servicing Portfolio Loans through every step of the loan life cycle allows the Company to quickly identify and address problem loans.

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Loan servicing includes, but is not limited to, the following:

•	Payment Reminder Statements – Calculating, generating and delivering payment reminders to Portfolio Borrowers on a monthly basis. The accrued interest calculations are performed on a daily basis and take into account intra-month adjustments to the unpaid principal balance related to construction draw advances and adjustments to the interest rate of the loans, if any.

•	Loan History Statements – Calculating, generating and delivering loan history statements to Portfolio Borrowers on a monthly basis. The loan history statements are updated on a daily basis and present a summary of all financial transaction activity related to the loan, including transaction dates, funding amounts, accrued interest amounts, payment amounts, loan advances, loan fees and payoff amounts.

•	Construction Loan Statements – Calculating, generating and delivering construction loan history statements to Portfolio Borrowers on a monthly basis. The construction loan history statements are updated on a daily basis and present all construction loan advances, including transaction dates, advance amounts, vendors paid and balance of construction loan remaining.

•	Interest Reserve Statements – Calculating, generating and delivering interest reserve history statements to Portfolio Borrowers on a monthly basis. The interest reserve statements are updated on a daily basis and present all interest reserve advances, if any, made to cover loan payments, including transaction dates, advance amounts and balance remaining.

•	Payment Collection – Portfolio Borrowers make loan payments monthly in arrears and are instructed to mail their checks or money orders directly to the Manager for deposit into the Company’s general account. Portfolio Borrowers may also elect to have their payments electronically debited from their bank accounts by the Company.

•	Construction Draw Processing – Accepting, evaluating and managing construction loan draw requests submitted by Portfolio Borrowers. Construction draw processing includes educating borrowers about the draw process, collecting required documentation, managing third-party property inspectors, evaluating the quality of work and percentage of completion against the balance of the construction loan, and disbursing funds to Portfolio Borrowers or contractors.

•	Loan Payoffs – Calculating, preparing and submitting loan payoff statements. The Company works directly with the escrow company or attorney handling the closing. Following a loan payoff and payoff reconciliation, the Company prepares a reconveyance form in order to release its security interest in the property.

•	Delinquent Loans and Foreclosure – The Company follows internal policies and procedures related to colleting payment on delinquent loans, offering and negotiating pre-foreclosure remedies and filing foreclosure. All foreclosure proceedings are handled by third-party foreclosure trustees or attorneys, as required by each state.

Purchase and Sale of Loans

The Company typically originates its mortgage loans. However, the Company may also purchase loans from unrelated third parties. Loans purchased by the Company must not be in default at the time of purchase and must otherwise satisfy the lending guidelines described above. Generally, the purchase price to the Company for any such loan will be the lesser of par value or fair market value.

The Company does not presently invest in mortgage loans primarily for the purpose of reselling such loans in the ordinary course of business; however, the Company may sell mortgage loans or enter into inter-creditor agreements if the Manager determines that it is advantageous for the Company to do so based upon the current interest rates, the length of time that the loan has been held by the Company, and the overall investment objectives of the Company.

The Company makes mortgage loans for investment and does not expect to engage in real estate operations in the ordinary course of business, except as may be required if the Company forecloses on a property on which it has invested in a mortgage loan and takes over ownership and management of the property. The Company may sell non-performing Portfolio Loans or foreclosed property securing Portfolio Loans, or sell an interest in such collateral to an affiliate of the Company, for the purpose of restructuring the Portfolio Loan or repositioning the property for sale.

None of the Company, its Manager, Managing Directors or affiliates is precluded from (i) selling a property to any of the Company’s securityholders in connection with a foreclosure, including with purchase financing, or (ii) making a loan to, purchasing a loan from or entering into a loan or co-lending transaction or activity with any of the Company’s securityholders, provided that any transaction meets our contractual obligations under our agreements related to the Senior Notes or any other contractual or legal obligations.

Legal Proceedings

The Company is not subject to any legal proceedings that are material to its business or financial condition.

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Competition

The real estate market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to identify suitable Portfolio Loans. The business in which the Company is engaged is highly competitive, and the Company and Manager and its affiliates compete with numerous other established entities, including banks and credit unions. The Company and Manager also expect to encounter significant competition from other market participants including private lenders, private equity fund managers, real estate developers, pension funds, real estate investment trusts, other private parties, potential investors or homeowners, and other people or entities with objectives similar in whole or in part to those of the Company. Competition could result in reduced volumes, reduced fees or the failure of the Company to achieve or maintain more widespread market acceptance, any of which could harm the Company’s business. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than the Company, and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. The Company’s potential competitors may also have longer operating histories, or extensive customer bases, greater brand recognition and broader customer relationships than we have.

The Company has historically been able to earn Portfolio Loan yields above the industry average by providing superior service to its Portfolio Borrowers and by opportunistically expanding its loan origination in those markets that offer the best return per unit of risk. However, we anticipate that our portfolio yields will continue to decline over time as we adjust our loan programs to remain price competitive. In order to remain competitive long-term the Company must continue to provide its borrowers with a superior quality of service and lower its cost of capital in order to provide borrowers with more competitively priced loans.

Governmental Regulation

Investment Company Act. An investment company is defined under the Investment Company Act to include any issuer engaged primarily in the business of investing, reinvesting, or trading in securities. Absent an exemption, investment companies are required to register as such with the SEC and to comply with various governance and operational requirements. If we were considered an “investment company” within the meaning of the Investment Company Act, we would be subject to numerous requirements and restrictions relating to our structure and operation. If we were required to register as an investment company under the Investment Company Act and to comply with these requirements and restrictions, we may have to make significant changes in our proposed structure and operations to comply with exemption from registration, which could adversely affect our business. We intend to structure the operation of the Company so as not to subject the Company to the provisions of the Investment Company Act. In particular, the Company expects to rely on, among other things, the exemption from registration afforded by compliance with Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) excludes from the definition of “investment company” issuers of non-redeemable securities primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Manager has not sought a no-action letter from the SEC to confirm that the Company is eligible for this exemption. However, the Manager will rely on guidance issued by the SEC stating that so long as (1) qualifying percentages of the Company’s assets consist of mortgages and other liens on or interests in real estate; and (2) the remaining percentage of the Company’s assets consist primarily of real estate-related assets, the Company will remain exempt from the Investment Company Act registration requirements.

Lending Regulations. The Company is a lender with respect to its Portfolio Loans, and the Company will be deemed a borrower and the holders of the Company’s debt securities will be deemed lenders with respect to such securities. Oregon and other states have numerous laws and regulations, which apply to the activities of lenders and the rights of borrowers. The applicability of these laws and regulations, and their exemptions and exclusions, are frequently complex and highly fact-centric, and they vary by jurisdiction and are subject to change. In addition, litigation in a number of states has imposed liability upon lenders, or otherwise adversely impacted lenders, in a manner that the holders of the Company’s debt securities may not be accustomed to as a result of other investment activities. For example, a number of states have adopted usury laws, which generally prohibit the charging of interest in certain circumstances in excess of a statutorily defined rate. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company and this offering.

In addition, the Company makes its Portfolio Loans pursuant to state finance lender licensing exceptions for commercial loans. However, the Company or the Manager may obtain a finance lender’s license in specific states or retain the services of third parties to comply with such licensing, should it be deemed advisable. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company. The Company believes that such efforts are sufficient to avoid issues of noncompliance. However, under certain circumstances, a failure to comply with applicable regulations by the Company or a holder of the Company’s debt securities could result in civil or criminal penalties.

Lender Liability. As an additional consideration, legal decisions in many jurisdictions have imposed liability upon lenders for actions such as declaring defaults with respect to loans and refusing to meet company loan commitments under certain circumstances. In addition, some courts have permitted litigants to pursue claims against lenders for environmental torts of a borrower and other liability as a result of their association with the borrower. Such so-called “lender liability” is a developing and uncertain area of the law, and there can be no assurance that such a claim could not be brought against the Company or, by extension, an investor. In addition, in some cases, courts have re-characterized loans or debt securities as equity instruments, such that lenders or debt security holders have been subject to “equitable subordination” and thus not entitled to the preferred status of a creditor in a bankruptcy or other adversarial proceeding. Such decisions have been highly fact specific, and there can be no assurance that a court would not follow a similar approach with respect to loans to the Company by the holders of the Company’s debt securities, or the Company’s loans to its Portfolio Borrowers.

Environmental Regulations. Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, or sale of real estate. Such laws and regulations tend to discourage sales and lending activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. The Company’s failure to uncover and adequately protect against environmental issues in connection with a Project investment may subject us to liability. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigation, cleaning up or removing contamination caused by hazardous or toxic substances at the property. Liability can be imposed even if the original actions were legal and the owner had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. Such liabilities may interfere with the Company’s ability to realize on its lending activities.

Property

The Manager leases office space for its principal executive offices in Portland, Oregon pursuant to a multi-year lease. We believe that these facilities are adequate for our current operations.

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ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity. The following should be read in conjunction with the Company’s audited financial statements and the notes thereto as of December 31, 2017 and for each of the years in the three-year period ended December 31, included in this Form 1-K beginning on Page 46.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

The following selected financial data as of and for the fiscal years ended December 31, 2017, 2016 and 2015 is derived from audited financial statements of the Company and should be read in conjunction with such financial statements and notes which are included in this Form 1-K beginning on Page 46.

	As of or for the Year Ended December 31,
	2017		2016		2015
Selected income statement data
Interest income	$10,838,524		$11,839,445		$10,115,280
Interest expense	4,171,237		4,187,504		3,649,578
Net interest income	6,667,287		7,651,941		6,465,702

Provision for loan losses	56,753		157,079		-
Net interest income after provision for loan losses	6,610,534		7,494,861		6,465,702

Non-interest income	770,173		379,053		255,680
Non-interest expense	4,326,498		4,568,087		3,995,900
Income tax expense (benefit)	7,557		13,250		3,470
Net income (loss)	2,899,112		3,446,336		3,240,664
Net margin	25.7%		28.3%		31.3%

Selected balance sheet data
Total assets	$73,828,400		$69,565,409		$61,067,506
Net loans	67,090,684		65,277,911		58,232,416
Real estate owned	4,795,566		2,925,184		1,404,859
Allowance for loan losses	890,272		1,150,469		1,024,288

Bank Borrowings	19,014,051		13,294,510		11,994,150
Senior Notes	-		-		-
Junior Notes	33,805,946		36,398,463		30,179,273
Equity	20,205,127		19,006,249		17,366,588

Selected performance ratios
Net interest rate spread	7.65%		9.12%		9.37%
Net interest margin	9.48%		11.33%		12.44%
Ratio of interest-earning assets to interest-bearing liabilities	1.31		1.36		1.44

Non-performing loans to total loans (percentage of UPB)	11.8%		9.5%		9.0%

Loan to value – active loans, end of period
Unpaid principal balance	$68,410,996		$66,754,985		$59,891,317
Unfunded loan balance (1)	7,647,593		9,240,006		16,139,296
Estimated “after-repair” value (2)	112,062,500		112,109,500		114,411,400
Estimated “after-repair” loan-to-value (3)	68%		68%		66%

Loan to value – paid off loans, during period
Principal balance	68,297,135		61,997,040		48,958,402
Actual sale price	114,128,955		104,026,658		79,913,961
Actual loan-to-sale price (4)	60%		60%		61%
Original “after-repair” loan-to-value estimate	66%		64%		60%

Interest coverage ratios
Interest coverage – Bank Borrowings (5)	10.8	x	14.9	x	30.2	x
Cumulative interest coverage – Senior Notes (6)	-		-		-
Cumulative interest coverage – Junior Notes (7)	2.8	x	2.9	x	2.8	x

Average portfolio leverage, during period	73%		72%		68%

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(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2)	The Company prepares an estimate of the “after-repair” value of the collateral for each Portfolio Loan. The Company’s “after-repair” value estimate for each property assumes that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the project after completion of all repairs based on information about comparable properties available at the time. See “Portfolio Loan Criteria and Policies – Underwriting” on Page 11 for additional information regarding estimation of “after-repair” value.

(3)

Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value. Real estate values are based on the Company’s “after-repair” value estimates and loans are weighted by the principal balance of each loan.

(4)	Actual loan-to-sale price represents the amount of the fully funded loan divided by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.
(5)	Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals gross income divided by the interest expense related to Bank Borrowings.
(6)	Senior Notes will have a second priority interest in all of the Company’s assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals gross income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. As of December 31, 2017, the Company had not issued Senior Notes.
(7)	Junior Notes have a third priority security interest in all of the Company’s assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals gross income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The following table sets forth the beginning and ending balance of allowance for loan losses, the provision for loan losses taken during that period, and the amount of loan charge-offs taken during that period:

	As of or for the Year Ended December 31,
	2017	2016	2015
Unpaid principal balance, end of period	$68,410,996	$66,754,985	$59,891,317
Allowance for loan losses, beginning balance	1,150,469	1,024,288	1,036,499
Provision for loan losses, during period	56,753	157,079	-
Charge-offs, during period	(316,950)	(30,898)	(12,211)
Allowance for loan losses, ending balance	890,272	1,150,469	1,024,288
Percent of unpaid principal balance, end of period	1.3%	1.7%	1.7%

As of December 31, 2017, the Company’s allowance for loan losses balance was $890,272, or 1.3%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $56,753 and $316,950 in loan charge-offs.

This compares to December 31, 2016, when the Company’s allowance for loan losses balance was $1,150,469, or 1.7%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $157,079 and $30,898 in loan charge-offs.

This compares to December 31, 2015, when the Company’s allowance for loan losses balance was $1,024,288, or 1.7%, of UPB. During the preceding 12 months, the Company recognized no provisions for loan losses and $12,211 in loan charge-offs.

Based on the low amount of historical charge-offs, and the Company’s expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. See “Comparison of Financial Condition at December 31, 2017, 2016 and 2015 – Non-Performing Loans and REO Assets” on Page 24 for additional disclosures.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

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Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses. See “Comparison of Financial Condition at December 31, 2017, 2016 and 2015 – Non-Performing Loans and REO Assets” on Page 24 for additional disclosures.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See “Comparison of Financial Condition at December 31, 2017, 2016 and 2015 – Non-Performing Loans and REO Assets” on Page 24 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The following table sets forth the deferred loan origination fee balances and associated accretion into income for the time periods indicated:

	As of or for the Year Ended December 31,
	2017	2016	2015
Deferred loan origination fees, end of period	$430,040	$326,605	$634,613
Accreted to income, during period	1,530,373	1,803,806	1,847,088

As of December 31, 2017, deferred loan origination fees were $430,040, and the Company accreted into income $1,530,373 of deferred loan origination fees during the year ended December 31, 2017.

By comparison, as of December 31, 2016, deferred loan origination fees were $326,605, and the Company accreted into income $1,803,806 of deferred loan origination fees during the year ended December 31, 2016.

By comparison, as of December 31, 2015, deferred loan origination fees were $634,613, and the Company accreted into income $1,847,088 of deferred loan origination fees during the year ended December 31, 2015.

The lower amount of income accretion during 2017 and 2016 compared to 2015 reflected a lower percentage of Portfolio Loans that carried high loan origination fees and low interest rates. The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

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Income Taxes. The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2017, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Years Ended December 31, 2017, 2016 and 2015

Net Income. Net income was $2,899,112 for the year ended December 31, 2017, compared to $3,446,336 for the year ended December 31, 2016, a decrease of $547,223, or 15.9%. The decrease in net income was primarily attributable to a 212 basis point reduction in average yield earned on interest-earning assets, which was only partially offset by a 4.1% year over year increase in total interest-earning assets and a 65 basis point reduction in average yield paid on interest-bearing liabilities. Based on an analysis of the allowance for loan losses, growth in the loan portfolio and associated loan performance, the Company recorded a provision for losses on loans of $56,753 for the 12 months ended December 31, 2017.

By comparison, net income was $3,446,336 for the year ended December 31, 2016, compared to $3,240,664 for the year ended December 31, 2015, an increase of $205,672, or 6.3%. The increase in net income was primarily attributable to a $15.5 million, or 29.9%, increase in total interest-earning assets. In addition, net income for 2015 benefited from a non-recurring short term capital gain of $518,652 related to the successful disposition of REO assets. Excluding this short-term capital gain from 2015 net income results in a more significant 26.6% increase in net income for 2016 compared to 2015. Based on an analysis of the allowance for loan losses, growth in the loan portfolio and associated loan performance, the Company recorded a provision for losses on loans of $157,079 for the 12 months ended December 31, 2016.

For the years ended December 31, 2017, 2016 and 2015, the net interest margin was 9.481%, 11.332% and 12.437%, respectively, and net interest rate spread was 7.647%, 9.120% and 9.374%, respectively. The modest decline in these performance metrics between 2015 and 2017 reflects increased pricing pressure in the private lending industry.

Interest Income. Total interest income decreased $1,000,921, or 8.5%, to $10,838,524 for the year ended December 31, 2017 compared to $11,839,445 during the year ended December 31, 2016. The decrease in interest income was primarily the result of a 212 basis point decline in the average yield earned, which more than offset a $2.8 million, or 4.1%, increase in average interest-earning assets.

By comparison, total interest income increased $1,724,165, or 17.0%, to $11,839,445 for the year ended December 31, 2016 compared to $10,115,280 during the year ended December 31, 2015. The increase in interest income was primarily the result of a $15.5 million, or 29.9%, increase in average interest-earning assets, which more than offset a 192 basis point decline in average yield on those assets.

By comparison, total interest income increased $234,427, or 2.4%, to $10,115,280 for the year ended December 31, 2015 compared to $9,880,853 during the same period in 2014. The slight increase in interest income was primarily the result of a modest $3.1 million increase in average interest-earning assets, which more than offset a 75 basis point decline in average yield on those assets.

The average daily balance of cash during the years ended December 2017, 2016 and 2015 was $646,417, $385,177, and $323,248, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $16,268, or 0.4%, to $4,171,237 for the year ended December 31, 2017 from $4,187,505 for the year ended December 31, 2016.

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Interest expense on Junior Notes decreased $273,558, or 8.1%, to $3,095,246 for the year ended December 31, 2017, from $3,368,804 for the year ended December 31, 2016. The decrease in interest expense was primarily attributable to a decrease in the average interest rate paid on Junior Notes to 8.898% from 10.027%, which more than offset a $1.2 million, or 3.5%, increase in the average balance of Junior Notes outstanding, which averaged $34.8 million during 2017 versus an average of $33.6 million during 2016.

Interest expense on Bank Borrowings increased $257,290, or 31.4%, to $1,075,991 for the year ended December 31, 2017 from $818,701 for the year ended December 31, 2016. This increase was attributable to an increase in average Bank Borrowings to $18.9 million during 2017 from $16.2 million during 2016, an increase of $2.7 million or 17.0%. In addition, the average interest rate paid on those Bank Borrowings increased 62 basis points to 5.685% from 5.063% between 2017 and 2016, respectively.

By comparison, total interest expense increased $537,927, or 14.7%, to $4,187,505 for the year ended December 31, 2016 from $3,649,578 for the year ended December 31, 2015.

Interest expense on Junior Notes increased $62,855, or 1.9%, to $3,368,804 for the year ended December 31, 2016, from $3,305,949 for the year ended December 31, 2015. The increase in interest expense was primarily attributable to an increase in the average balance of Junior Notes outstanding, which averaged $33.6 million during 2016 versus an average of $30.1 million during 2015, an increase of $3.4 million or 11.4%. The interest rate paid on Junior Notes remained constant at 10% during 2016.

Interest expense on Bank Borrowings increased $475,072, or 138.3%, to $818,701 for the year ended December 31, 2016 from $343,629 for the year ended December 31, 2015. This increase was attributable to an increase in average Bank Borrowings to $16.2 million during 2016 from $6.0 million during 2015, an increase of $10.1 million or 167.6%. This increase in average Bank Borrowings more than offset a 62 basis point decline in average interest rate paid on those Bank Borrowing to 5.1% from 5.7% during 2016 and 2015, respectively.

By comparison, total interest expense decreased $285,060, or 7.2%, to $3,649,578 for the year ended December 31, 2015 from $3,934,638 for the year ended December 31, 2014.

Interest expense on Junior Notes decreased $366,109, or 10.0%, to $3,305,949 for the year ended December 31, 2015 from $3,672,058 for the year ended December 31, 2014, driven primarily by a reduction in the interest rate paid to Junior Noteholders from 12% to 10%. The Company refinanced maturing Junior Notes beginning in April 2015, and as of December 31, 2015 all outstanding Junior Notes had been reissued with an interest rate of 10%. For the year ended December 31, 2015, the average balance of Junior Notes was $30.1 million, a modest decline of $452,492, or 1.5%, compared to the year ended December 31, 2014.

Interest expense on Bank Borrowings increased $81,049, or 30.9%, to $343,629 for the year ended December 31, 2015 from $262,580 for the year ended December 31, 2014. This increase was attributable to an increase in average Bank Borrowings to $6.0 million during 2015 from $4.5 million during 2014, an increase of $1.5 million or 35.3%. This increase in average Bank Borrowings more than offset a 19 basis point decline in average interest rate paid on those Bank Borrowing to 5.7% from 5.9% during 2015 and 2014, respectively.

Net Interest Income. Net interest income decreased $984,653, or 12.9%, to $6,667,287 for the year ended December 31, 2017 from $7,651,940 for the year ended December 31, 2016. The decrease resulted primarily from a $1,000,921 decrease in interest income more than offsetting a $16,268 decrease in interest expense, as explained above. Our average interest-earning assets increased $2.8 million, or 4.1%, to $70.3 million for the year ended December 31, 2017 from $67.5 million for the year ended December 31, 2016, and our net interest rate spread decreased 147 basis points to 7.647% for the year ended December 31, 2017 from 9.120% for the year ended December 31, 2016. Our net interest margin decreased 185 basis points to 9.481% for the year ended December 31, 2017 from 11.332% for the year ended December 31, 2016. The modest decrease in our interest rate spread and net interest margin during 2017 reflected yields on interest-earning assets falling faster than yields on interest-bearing liabilities. The 212 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure, which the Company partially offset with a 65 basis point reduction in average yield paid on interest-bearing liabilities. The reduction in yield paid was the result of the Company increasing the average balance of lower cost Bank Borrowings as a percentage of total interest-bearing liabilities to 35.2% from 32.5%, and the reduction in the blended interest rate paid on Junior Notes to 8.898% from 10.027% between 2017 and 2016, respectively.

20

By comparison, net interest income increased $1,186,238, or 18.3%, to $7,651,940 for the year ended December 31, 2016 from $6,465,702 for the year ended December 31, 2015. The increase resulted primarily from a $1,724,165 increase in interest income more than offsetting a $537,927 increase in interest expense, as explained above. Our average interest-earning assets increased $15.5 million, or 29.9%, to $67.5 million for the year ended December 31, 2016 from $52.0 million for the year ended December 31, 2015, and our net interest rate spread decreased 25 basis points to 9.120% for the year ended December 31, 2016 from 9.374% for the year ended December 31, 2015. Our net interest margin decreased 111 basis points to 11.332% for the year ended December 31, 2016 from 12.437% for the year ended December 31, 2015. The modest decrease in our interest rate spread and net interest margin during 2016 reflected yields on interest-earning assets falling faster than yields on interest-bearing liabilities. The 192 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure, which the Company partially offset with a 167 basis point reduction in average yield paid on interest-bearing liabilities. The reduction in yield paid was the result of the Company increasing the average balance of lower cost Bank Borrowings as a percentage of total interest-bearing liabilities to 32.5% for the year ended December 2016 from 16.7% for the year ended December 31, 2015.

By comparison, net interest income increased $519,487, or 8.7%, to $6,465,702 for the year ended December 31, 2015 from $5,946,215 for the year ended December 31, 2014. The increase resulted primarily from a $234,427 increase in interest income and a $285,060 decrease in interest expense, as explained above. Our average interest-earning assets increased $3.1 million, or 6.3%, to $52.0 million for the year ended December 31, 2015 from $48.9 million for the year ended December 31, 2014, and our net interest rate spread increased 39 basis points to 9.374% for the year ended December 31, 2015 from 8.987% for the year ended December 31, 2014. Our net interest margin increased 28 basis points to 12.437% for the year ended December 31, 2015 from 12.160% for the year ended December 31, 2014. The modest increase in our interest rate spread and net interest margin during 2015 reflected yields on interest-bearing liabilities falling faster than yields on interest-earning assets. The 75 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure, which the Company more than offset with a 114 basis point reduction in average yield paid on interest-bearing liabilities. The reduction in yield paid was the result of the Company reducing the interest rate paid on Junior Notes from 12% to 10%, which began in April 2015 and was completed in September 2015.

Non-Interest Income. Other income increased $391,120, or 103.2%, to $770,170 for the year ended December 31, 2017 from $379,053 for the year ended December 31, 2016. The increase in other income was primarily attributable to two one-time items, wholesale income of $236,935 related to the purchase and resale of real estate assets securing the Company’s loans with one borrower, and a loan loss reverse reversal of $316,950 used to offset losses on loans and REO assets during 2017. Excluding these one-time items, other income would have been $216,288, a decrease of $162,765, or 42.9%, from the prior year.

Other income primarily included late payment fees and default interest related to non-performing loans. We expect this income to vary between periods driven by the number of non-performing loans and the collectability of default interest and late fees on those loans.

By comparison, other income increased $123,373, or 48.3%, to $379,053 for the year ended December 31, 2016 from $255,680 for the year ended December 31, 2015. The increase in other income was attributable to growth in non-performing loans and overall portfolio growth during the year ended December 31, 2016 compared to the year ended December 31, 2015. Other income primarily included late payment fees and default interest related to non-performing loans. We expect this income to vary between periods driven by the number of non-performing loans and the collectability of default interest and late fees on those loans. The Company also recognized $3,320 in net short term capital losses related to the disposition of REO assets during the year ended December 31, 2015.

By comparison, other income decreased $94,396, or 27.0% to $255,680 for the year ended December 31, 2015 from $350,076 for the year ended December 31, 2014. The decrease was primarily attributable to a decline in non-performing loans. Other income included late payment fees and default interest related to non-performing loans. We expect this income to vary between periods driven by the number of non-performing loans and the collectability of default interest and late fees on those loans. The Company also recognized $518,652 in net short term capital gains related to the successful disposition of REO assets during the year ended December 31, 2015.

Non-Interest Expense. Non-interest expense decreased $241,589, or 5.3%, to $4,326,498 for the year ended December 31, 2017 from $4,568,087 for the year ended December 31, 2016. The largest change in non-interest expense was a $685,087, or 43.0%, decrease in incentive to $909,476, which is directly attributable to increased pricing pressure in the private lending industry. The second and third largest changes were a $269,462 increase in real estate holding costs and a $100,326 decrease in the provision for loan losses.

By comparison, non-interest expense increased $572,187, or 14.3%, to $4,568,087 for the year ended December 31, 2016 from $3,995,900 for the year ended December 31, 2015. The largest increase in non-interest expense was a $490,459, or 31.2%, increase in loan servicing fees to $2,063,509. This increase was primarily related to a $15.5 million, or 29.9%, increase in average interest-earnings assets during the year ended December 31, 2016 compared to the year ended December 31, 2015. The second and third largest changes were a $157,079 increase in the provision for loan losses from no provision during the prior year, and a $59,988 decrease in professional services.

21

By comparison, non-interest expense increased $281,062, or 7.6%, to $3,995,900 for the year ended December 31, 2015 from $3,714,838 for the year ended December 31, 2014. The largest increase in non-interest expense was a $303,373, or 22.6%, increase in management incentive fees to $1,643,619. This increase was primarily related to short term capital gains earned by the Company from the successful disposition of REO assets during the third quarter of 2015. The second and third largest expense increases were a $200,589, or 132.9%, increase in professional fees to $351,550, and a $173,675, or 112.7%, increase in other expenses to $327,713. Both expense increases were primarily the result of additional legal and marketing services related to organizing the Company’s Senior Note offering and its loan program expansion into new states. The Company expects that the marketing initiatives will be ongoing and that similar levels of marketing expense should be expected in coming quarters. Partially offsetting this increase in non-interest expense was a decrease of $585,000 in the provision for loan losses for the year ended December 31, 2015 compared to the same period in 2014.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” we recorded a $56,753 provision for loan losses for the year ended December 31, 2017, compared to a provision of $157,079 for the year ended December 31, 2016. The allowance for loan losses was $890,272, or 1.3%, of total unpaid principal balance at December 31, 2017, compared to $1,150,469, or 1.7%, of total unpaid principal balance at December 31, 2016. Total delinquent loans were $8,054,475, or 11.8%, of the total unpaid principal balance at December 31, 2017 compared to $6,344,908, or 9.5%, at December 31, 2016. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2017 and December 31, 2016.

By comparison, we recorded a $157,079 provision for loan losses for the year ended December 31, 2016, compared to no provision for the year ended December 31, 2015. The allowance for loan losses was $1,150,469, or 1.7%, of total unpaid principal balance at December 31, 2016, compared to $1,024,288, or 1.7%, of total unpaid principal balance at December 31, 2015. Total delinquent loans were $6,344,908, or 9.5%, of the total unpaid principal balance at December 31, 2016 compared to $5,390,264, or 9.0%, at December 31, 2015. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2016 and December 31, 2015.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer in a judicial foreclosure or bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured. See “Non-Performing Loans and REO Assets”, Page 24, for additional details.

Income Taxes. Income tax expense for the year ended December 31, 2017, 2016 and 2015 were $7,557, $13,250, and $3,470, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. See “Critical Accounting Policies and Accounting Estimates” for additional disclosures regarding income taxation.

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Comparison of Financial Condition at December 31, 2017, 2016 and 2015

Total Assets. The following table sets forth the balance of total assets at the dates indicated:

	As of or for the Year Ended December 31,
	2017	2016	2015
Cash	$684,316	$204,541	$366,756
Interest receivable	1,257,834	1,157,773	1,063,475
Net loans	67,090,684	65,277,911	58,232,416
Real estate owned	4,795,566	2,925,184	1,404,859
Total assets	$73,828,400	$69,565,409	$61,067,506

Total assets increased $4.3 million, or 6.1%, to $73.8 million at December 31, 2017 from $69.6 million at December 31, 2016, driven primarily by a $1.8 million, or 2.8%, increase in net loans and a $1.9 million, or 63.9%, increase in real estate owned assets.

By comparison, total assets increased $8.5 million, or 13.9%, to $69.6 million at December 31, 2016 from $61.1 million at December 31, 2015, driven primarily by a $7.0 million, or 12.1%, increase in net loans and a $1.5 million, or 108.2%, increase in real estate owned assets.

By comparison, total assets increased $9.3 million, or 17.9%, to $61.1 million at December 31, 2015 from $51.8 million at December 31, 2014, driven primarily by a $7.6 million, or 14.9%, increase in net loans and a $1.4 million increase in real estate owned assets.

Net Loans. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” and “– Fair Value of Mortgage Loans Receivable” above for additional details.

The following table sets forth the net balance of Portfolio Loans at the dates indicated:

	As of the Year Ended December 31,
	2017	2016	2015
Unpaid principal balance	$68,410,996	$66,754,985	$59,891,317
Deferred loan origination fees	(430,040)	(326,605)	(634,613)
Allowance for loan losses (1)	(890,272)	(1,150,469)	(1,024,288)
Net loans	67,090,684	65,277,911	58,232,416
Total assets	$73,828,400	$69,565,409	$61,067,506
Percentage of total assets	90.9%	93.8%	95.4%

(1)

A $430,000 non-cash impairment was recorded during 2014 (included in the Allowance for loan losses) and reversed in 2015 after the successful disposition of the subject loans and real estate collateral.

Net loans increased by $1.8 million, or 2.8%, to $67.1 million at December 31, 2017 from $65.3 million at December 31, 2016. The increase in net loans was driven by broad based growth in the loan portfolio.

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By comparison, net loans increased by $7.1 million, or 12.1%, to $65.3 million at December 31, 2016 from $58.2 million at December 31, 2015. The increase in net loans was driven by broad based growth in the loan portfolio, and geographic expansion into new states, including Florida, Massachusetts, New Jersey, North Carolina and Oklahoma.

By comparison, net loans increased by $7.5 million, or 14.9%, to $58.2 million at December 31, 2015 from $50.7 million at December 31, 2014. The increase in net loans was due to an increase in loan originations in the states of Colorado and Illinois, and geographic expansion into new states, including Indiana and Pennsylvania.

Non-Performing Loans and REO Assets. The following definitions are used when categorizing the Company’s Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

•	Delinquent Loan: A loan with a monthly payment that is 30 days or more past due.

•	Non-Performing Loan: A Delinquent Loan that is in the foreclosure process but still accruing interest.

•

Non-Accruing Loan: A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management’s judgment, the future collectability of principal or interest is in doubt. Loans placed on nonaccrual status may or may not be contractually past due at the time of such determination.

•

Impaired Loan: A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

•	Real Estate Owned: Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure.

The Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, as long as the Manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the Manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the Manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company’s allowance for loan losses.

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The following table provides information associated with the Company’s Delinquent, Non-Performing, Non-Accruing and Impaired assets:

	As of or for the Year Ended December 31,
	2017	2016	2015
Performing loans, end of period	216	227	245
New delinquent loans, during period	17	40	32
Total delinquent loans, end of period	16	17	19
Total delinquent loans (UPB), end of period	$8,054,475	$6,344,908	$5,390,264
Allowance for loan losses, end of period	890,272	1,150,469	1,024,288
Bad debt charge off, during period	(316,825)	(30,898)	(12,211)

Delinquent loan detail
Total non-performing loans, end of period	10	9	18
Total non-accruing loans, end of period	6	8	1
Total impaired loans, end of period	0	0	0

Total historical delinquent loans, cumulative	128	111	71

Percentage of number of loans
Performing, end of period	93.1%	93.0%	92.8%
Delinquent, end of period	6.9%	7.0%	7.2%

Percentage of unpaid principal balance
Performing, end of period	88.2%	90.5%	91.0%
Delinquent, end of period	11.8%	9.5%	9.0%

During the year ended December 31, 2017, the Company had 17 loans become delinquent and ended the period with 16 delinquent loans, totaling $8.1 million, or 11.8%, of the total unpaid principal balance (“UPB”).

By comparison, during the year ended December 31, 2016, the Company had 40 loans become delinquent and ended the period with 17 delinquent loans, totaling $6.3 million, or 9.5%, of UPB.

By comparison, during the year ended December 31, 2015, the Company had 32 loans become delinquent and ended the period with 19 delinquent loans, totaling $5.4 million, or 9.0%, of UPB.

While we are not concerned about the financial impact of these delinquent loans on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

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The following table provides information associated with the Company’s REO assets:

	As of or for the Year Ended December 31,
	2017	2016	2015
New REO properties, during period	7	8	12
Sold REO properties, during period	7	3	10
Total REO properties, end of period	7	7	2
Total REO properties ($), end of period	$4,795,566	$2,925,184	$1,404,859
Historical foreclosures reverted to lender	22	18	14
Historical deeds-in-lieu of foreclosure	10	7	3
Total historical REOs, cumulative	32	25	17

During the year ended December 31, 2017, the Company foreclosed 7 loans that became REO assets, sold 7 REO assets and ended the period with 7 REO assets, with a combined cost basis of $4,795,566 million.

By comparison, during the year ended December 31, 2016, the Company foreclosed 8 loans that became REO assets, sold 3 REO assets and ended the period with 7 REO assets, with a combined cost basis of $2.9 million.

By comparison, during the year ended December 31, 2015, the Company foreclosed 12 loans that became REO assets, sold 10 REO assets and ended the period with 2 REO assets, with a combined cost basis of $1.4 million.

The following table provides information associated with the Company’s allowance for loan losses and associated charge offs and gains from non-performing loans and real estate owned assets:

	As of or for the Year Ended December 31,
	2017	2016	2015
Unpaid principal balance, end of period	$68,410,996	$66,754,985	$59,891,317
Provision for loan losses, during period	56,753	157,079	-
Allowance for loan losses, end of period	890,272	1,150,469	1,024,288
Percent of unpaid principal balance, end of period	1.3%	1.7%	1.7%
Charge-offs	(316,825)	(30,898)	(12,211)
Late fees and default interest from non-performing loans, during period	157,119	234,902	111,366
Short term capital gain (loss) from REO sales, during period	(204,293)	(3,320)	518,652

As of December 31, 2017, the Company’s allowance for loan losses was $890,272, or 1.3%, of UPB. During the preceding 12 months, the Company recognized $56,753 in provisions for loan losses, $316,825 in loan charge-offs, $157,119 in late fees and default interest related to nonperforming loans, and $204,293 in short term capital losses from the sale of REO assets.

By comparison, as of December 31, 2016, the Company’s allowance for loan losses was $1,150,469, or 1.7%, of UPB. During the preceding 12 months, the Company recognized $157,079 in provisions for loan losses, $30,898 in loan charge-offs, $234,902 in late fees and default interest related to nonperforming loans, and $3,320 in short term capital losses from the sale of REO assets.

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By comparison, as of December 31, 2015, the Company’s allowance for loan losses was $1,024,288, or 1.7%, of UPB. During the preceding 12 months, the Company recognized no provisions for loan losses, $12,211 in loan charge-offs, $111,366 in late fees and default interest related to nonperforming loans, and $518,652 in short term capital gains from the sale of REO assets.

The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized in order to maintain its allowance for loan losses at approximately 2% of UPB. These adjustments will increase or decrease distributable income to equity investors, accordingly. However, the provision-for-loan-losses accrual rate and the associated allowance-for-loan-loss balance are subject to adjustments based on the rate of historical charge-offs and the Company’s assessment of near-term portfolio performance.

While the Company’s objective is to minimize the number of non-performing loans in its loan portfolio, on average non-performing loans and related REO properties have generated additional profits for the Company.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from equity investors, Junior Notes and Senior Notes as well as the disposition of non-performing assets.

The following table sets forth the Company’s capitalization structure at the dates indicated:

	As of the Year Ended December 31,
	2017		2016		2015
Equity	$20,205,127	27.4%	$19,006,249	27.6%	$17,366,588	29.0%
Junior Notes	33,805,946	45.9%	36,398,463	52.8%	30,179,273	50.4%
Senior Notes	-	-	-	-	-	-
Bank Borrowings, net	19,014,051	25.8%	13,294,510	19.3%	11,994,150	20.0%
Cash	684,316	0.9%	204,541	0.3%	366,756	0.6%
Total	$73,709,440	100.0%	$68,903,763	100.0%	$59,906,767	100.0%

Equity. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represents all of the Company’s equity and is a continuous offering that allows the Company to raise additional equity as needed. Equity investors are able to redeem equity units, subject to certain restrictions.

The Company’s equity balance at December 31, 2017 was $20.2 million, an increase of $1.2 million, or 6.3%, from $19.0 million at December 31, 2016. The increase in total equity during this period was due to undistributed net income recorded for the period of $2,899,114, and net equity withdrawals of $1,700,237.

By comparison, the Company’s equity balance at December 31, 2016 was $19.0 million, an increase of $1.6 million, or 9.4%, from $17.4 million at December 31, 2015. The increase in total equity during this period was due to undistributed net income recorded for the period of $3,446,336, and net equity withdrawals of $1,806,676.

By comparison, the Company’s equity balance at December 31, 2015 was $17.4 million, an increase of $2.8 million, or 19.3%, from $14.6 million at December 31, 2014. The increase in total equity during this period was due to undistributed net income recorded for the period of $3,240,664, and net equity withdrawals of $426,417.

27

Bank Borrowings. The Company has a $40 million line of credit from Western Alliance Bank. This revolving line of credit is collateralized by all of the Company’s assets, including all of its Portfolio Loans, and is senior in priority to the Senior Notes and the Junior Notes. While the line of credit does provide leverage and a source of low cost capital to make loans, the primary benefit to the Company is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit can also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit is subject to a “borrowing base” limitation. The borrowing base is an amount equal to the lesser of (i) 60 percent of the outstanding balance of the Company’s Portfolio Loans or, (ii) 45 percent of the appraised value of the collateral securing a defined segment of the Company’s Portfolio Loans; subject to certain adjustments and exclusions and subject to a cap of $40 million. At January 1, 2018, the borrowing base was $40 million. Under the line of credit, the Company is also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to equity ratio that does not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity, Junior Notes and Senior Notes); (b) a minimum tangible net worth of $20,000,000; (c) compensating balances of $750,000 in account at Western Alliance Bank; (d) minimum annual profitability of not less than $1 million recorded on a trailing 12 month basis; (e) minimum adjusted equity of $40 million; and (f) a debt service coverage ratio of not less than 2.00 to 1.00. As of January 1, 2018, the Company was in compliance with all of the foregoing financial covenants.

The following table sets forth the Company’s Bank Borrowings at the dates indicated:

	As of or for the Year Ended December 31,
	2017	2016	2015
Loan portfolio unpaid principal balance (UPB), end of period	$68,410,996	$66,754,985	$59,891,317
Line of credit commitment, end of period (1)	25,000,000	20,000,000	12,000,000
Percentage of UPB, end of period	37%	30%	20%
Line of credit outstanding balance, end of period	19,014,051	13,294,510	11,994,150
Percentage of UPB, end of period	28%	20%	20%
Average loan portfolio UPB, during period	69,673,511	67,138,240	51,662,851
Average line of credit UPB, during period	18,851,999	15,991,787	6,030,799
Percentage of UPB, during period	27%	24%	12%
Average line of credit utilization, during period	79%	82%	60%

(1) As of December 31, 2017, 2016 and 2015, $25 million, $20 million and $12 million, respectively, were available under the Company’s line of credit agreement. The Company obtained a $5 million line of credit with Sunwest Bank during the first quarter of 2013. During the first quarter of 2014, Sunwest Bank increased the line of credit from $5 million to $10 million. During the fourth quarter of 2015, Sunwest Bank increased the line of credit from $10 million to $12 million. During the first quarter of 2016, the Company replaced the Sunwest Bank line of credit with a $20 million line of credit with Western Alliance Bank. During the first quarter of 2017, Western Alliance Bank increased the line of credit from $20 million to $25 million. Effective as of January 1, 2018, Western Alliance Bank increased the line of credit from $25 million to $40 million.

For the years ending December 31, 2017, 2016 and 2015, average line of credit utilization during these periods was 79%, 82% and 60%, respectively. The maximum available commitment under the line of credit as a percentage of the Company’s unpaid principal balance at end of period was 37%, 30% and 20%, respectively. However, the average line of credit utilization during these periods as a percentage of the average unpaid principal balance during the same period was 27%, 24% and 12%, respectively.

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The Company targets a line of credit utilization rate of 50-70%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Junior Notes. On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. Junior Notes are subordinate to the Senior Notes and Bank Borrowings.

The following table sets forth the Company’s Junior Notes at the dates indicated:

	As of or for the Year Ended December 31,
	2017	2016	2015
Total assets	$73,828,400	$69,565,410	$61,067,506
Junior Notes	33,805,946	36,398,463	30,179,273
Percentage of total assets	46%	52%	49%

At December 31, 2017, 2016 and 2015, Junior Notes were $33.8 million (46% of total assets), $36.4 million (52% of total assets) and $30.2 million (49% of total assets), respectively.

The increase in the Junior Notes from 2015 to 2016 reflects the Company’s decision to require equity investors to take monthly cash distributions or reinvest those monthly distributions into Junior Notes to lower equity as a percentage of total capital from 29% at December 31, 2015 toward the Company’s target range of 20-25%. The decline in Junior Notes from 2016 to 2017 reflects the Company’s decision to close the Junior Note offering to new capital in preparation for the Senior Note offering and investor withdrawals related to the Company’s decision to refinance Junior Notes from an interest rate of 10% to 8%, which began in April 2017 and was completed in September 2017.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

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The following table sets forth the Company’s off balance sheet commitments at the dates indicated:

	As of the Year Ended December 31,
	2017	2016	2015
Unpaid principal balance	$68,410,996	$66,754,985	$59,891,317
Unfunded loan balance	7,647,593	9,240,006	16,139,296
Percentage of unpaid principal balance	11%	14%	27%

As of December 31, 2016, 2015 and 2014, the unfunded loan balance as a percentage of the unpaid principal balance (“UPB”) of the Company’s loan portfolio was $7.6 million (11% of UPB), $9.2 million (14% of UPB) and $16.1 million (27% of UPB), respectively.

The unfunded loan balance as a percentage of UPB decreased between December 31, 2015 and June 30, 2016, reflecting a modest decline in the percentage of new construction projects, which require a higher unfunded loan balance compared to residential rehab projects.

By comparison, the unfunded loan balance as a percentage of UPB increased steadily between 2013 and 2015, reflecting an increase in new construction and higher-value add rehab projects, which require a larger percentage of loan proceeds to be allocated toward construction versus purchase. This trend reflected the general improvement in the real estate market over that time and a corresponding shift in the business models of our borrowers from fixing distressed properties purchased through foreclosure sales or from bank owned inventory, which typically require less capital improvements, to more value-added projects, such as square footage additions or new construction.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made and principal payment received by the Company during each month. With this information the Company is able to analyze historical monthly cash flows related to loan portfolio funding and payoffs, and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

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The following table sets forth the portfolio roll forward analysis.

Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-15	184	52,331,689	3,080,721	(4,323,154)	51,089,256	363
Feb-15	183	51,089,256	7,682,109	(7,974,681)	50,796,684	192
Mar-15	192	50,796,684	5,354,211	(6,511,727)	49,639,167	234
Apr-15	194	49,639,167	7,327,509	(6,085,907)	50,880,769	245
May-15	204	50,880,769	5,504,036	(5,862,387)	50,522,418	260
Jun-15	208	50,522,418	5,435,164	(6,983,257)	48,974,326	212
Jul-15	212	48,974,326	9,238,560	(7,011,469)	51,201,417	210
Aug-15	216	51,201,417	7,493,769	(7,210,491)	51,484,696	213
Sep-15	212	51,484,696	5,875,061	(6,537,645)	50,822,111	236
Oct-15	224	50,822,111	6,796,248	(5,285,082)	52,333,278	288
Nov-15	239	52,333,278	8,176,536	(4,740,014)	55,769,799	331
Dec-15	252	55,769,799	8,143,017	(4,021,500)	59,891,317	416

Total		615,845,609	80,106,941	(72,547,314)	Average	255

Jan-16	270	59,891,317	4,877,842	(2,427,743)	62,341,416	740
Feb-16	283	62,341,416	7,972,463	(5,390,355)	64,923,524	347
Mar-16	302	64,923,524	9,262,654	(6,104,046)	68,082,132	319
Apr-16	294	68,082,132	8,712,315	(6,799,669)	69,994,778	300
May-16	276	69,994,778	7,067,482	(8,654,828)	68,407,432	243
Jun-16	273	68,407,432	8,101,849	(10,926,622)	65,582,659	212
Jul-16	274	65,582,659	6,538,128	(4,431,510)	67,689,276	444
Aug-16	276	67,689,276	9,100,199	(5,828,843)	70,960,632	348
Sep-16	269	70,960,632	7,351,413	(9,044,148)	69,267,897	235
Oct-16	274	69,267,897	8,420,711	(5,923,012)	71,765,597	351
Nov-16	257	71,765,597	4,228,950	(6,594,758)	69,399,788	326
Dec-16	244	69,399,788	5,780,820	(8,425,622)	66,754,985	247

Total		808,306,446	87,414,824	(80,551,156)	Average	301

Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258

Total		836,785,817	91,895,281	(90,239,270)	Average	278

(1)	Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

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During the year ended December 31, 2017, the principal balance of the Company’s loan portfolio ranged from $66.8 million to $73.3 million, and the Company made $91.9 million in principal advances related to new or existing Portfolio Loans and received $90.2 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 278 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, during the year ended December 31, 2016, the principal balance of the Company’s loan portfolio ranged from $59.9 million to $71.8 million, and the Company made $87.4 million in principal advances related to new or existing Portfolio Loans and received $80.6 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 301 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, during the year ended December 31, 2015, the principal balance of the Company’s loan portfolio ranged from $49.0 million to $59.9 million, and the Company made $80.1 million in principal advances related to new or existing Portfolio Loans and received $72.5 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 255 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The decline in the number of days to pay off the Portfolio Loans during the year ended December 31, 2017 reflected an increase in smaller projects that required less time to complete and sell. The increase in number of days from 2015 to 2016 reflected an increase in the percentage of larger value-add projects that were expected to take approximately one year to complete.

Cash Utilization. The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Company believes that it mitigates this risk by maintaining deposits with major financial institutions.

The following table sets forth the average cash balances and utilization during the periods indicated:

	For the Year Ended December 31,
	2017	2016	2015
Average daily unpaid principal balance (UPB)	$69,673,511	$67,138,240	$51,662,851
Average daily cash balance	646,417	385,177	323,248
Average daily cash balance as percentage of UPB	0.9%	0.6%	0.6%
Average cash utilization	99.1%	99.4%	99.4%

Average cash utilization during the year ended 2017, 2016 and 2015 of 99.1%, 99.4% and 99.4%, respectively. The high level of average cash utilization reflects the Company’s use of a revolving line of credit provided by Bank Borrowings. The revolving line of credit is an important cash management tool, which allows the Company to fully utilize investor capital while managing the ebbs and flows of Portfolio Loan originations and payoffs. See “Bank Borrowings” above for additional information.

We generally maintain liquidity to make Portfolio Loans, pay monthly investor distributions and otherwise efficiently manage our long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than our potential liquidity available under our Portfolio Loan payoff schedule and revolving line of credit. We currently believe that the Company has sufficient liquidity and capital resources available to make additional Portfolio Loans, repay Junior Notes and Senior Notes and Bank Borrowings, and make monthly cash distributions to investors.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

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Leveraging the Portfolio

The Company intends to continue to leverage its loan portfolio. The Company anticipates borrowing funds from bank lenders and the offer and sale of additional Senior Notes and Junior Notes in order to fund additional mortgage loans. The aggregate amount of debt provided by the Company’s debt securities and Bank Borrowings may not exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”). See “Financial Statements” beginning on Page 46 for information regarding debt and Bank Borrowings.

The following table sets forth the Maximum Debt Covenant calculation at the dates indicated:

	As of the Year Ended December 31,
	2017	2016	2015
Total assets	$73,828,400	$69,565,409	$61,067,506
Junior Notes	33,805,946	36,398,463	30,179,273
Senior Notes	-	-	-
Bank Borrowings, net	19,014,051	13,294,510	11,994,150

Total debt	$52,819,997	$49,692,973	$42,173,423
Total debt as % of total assets	72%	71%	69%

Sources of Income

While the Company’s revenues come primarily from monthly interest payments on Portfolio Loans, other sources of income include gains from asset sales, discount points, origination fees, late fees and recapture of loan amounts on discounted note purchases.

Monthly Interest Payments. The Company’s newly originated loans average an interest rate of 8% to 16%. Payments are typically interest-only, due monthly and paid in arrears.

Short Term Capital Gains or Losses. The Company may generate a profit or loss when the disposition value of a foreclosed property exceeds or falls short of the principal amount owed plus accrued interest. The disposition value is defined as the liquidation price minus costs specifically incurred due to the foreclosure process (e.g., legal fees, filing fees, reparation expenses).

Discount Points and Origination Fees. Discount points are pre-paid interest that Portfolio Borrowers purchase to lower the rate of interest the Portfolio Borrowers pay on subsequent monthly interest payments. These points are typically paid as a percentage of the loan’s value. The income generated from discount points range from 0% to 4% of the principal value of the loan. Similarly, origination fees are paid by the Portfolio Borrower at the time the loan is originated to cover the Company’s cost of originating the loan and can range from $0.00 to $2,000. All discount points and origination fees are paid directly to the Company and are accreted to income over the life of the loan.

Late Fees or Default Rate. The Company is entitled but not required to collect late fees if any installment is not received within five days of the due date. The borrower may be charged a late payment fee equal to five percent (5%) of the monthly installment. A similar fee is charged again if late by 10 days and again if late by 15 days. Any dishonored checks are treated as an unpaid installment and are subject to the same late payment penalties plus a $250.00 special handling fee. In the event any installment is past due more than 15 days, the interest rate on the note may be increased to 24% per annum and remain in effect until all defaults have been cured.

33

Analysis of Net Interest Income

Net interest income represents the difference between the income we earn on our interest-earning assets, such as Portfolio Loans and bank deposits, and the expense we pay on interest-bearing liabilities, such as private debt and Bank Borrowings. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan origination fees and discounts that are accreted to interest income. However, loan origination fees related to Bank Borrowings have been excluded from interest and the average yield calculation, in accordance with generally accepted accounting principles.

	For the Year Ended December 31,
	2017			2016			2015
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets
Bank deposits	$646,417	-	-	$385,177	-	-	$323,248	-	-
Portfolio loans	69,673,511	$10,838,524	15.556%	67,138,240	$11,839,445	17.634%	51,662,851	$10,115,280	19.579%

Total interest-earning assets:	70,319,928	10,838,524	15.413%	67,523,417	11,839,445	17.53%	51,986,099	10,115,280	19.458%
Allowance for loan losses	(1,054,438)			(1,083,211)			(1,034,525)
Non-interest earning assets (3)	4,193,467			2,367,665			1,992,230

Total assets	73,458,957			68,807,871			52,943,804

Interest-bearing liabilities
Junior Notes	34,786,028	3,095,246	8.898%	33,598,174	3,368,804	10.027%	30,149,497	3,305,949	10.965%
Senior Notes	-	-	-	-	-	-	-	-	-
Bank Borrowings	18,927,295	1,075,991	5.685%	16,170,795	818,701	5.063%	6,043,295	343,629	5.686%

Total interest-bearing liabilities:	53,713,323	4,171,237	7.766%	49,768,969	4,187,505	8.414%	36,192,792	3,649,578	10.084%

Non-interest bearing liabilities (4)	496,103			785,689			820,140
Shareholders’ equity	19,249,531			18,253,213			15,930,872

Total liabilities and shareholders’ equity	$73,458,957			$68,807,871			$52,943,804

Net interest income		$6,667,287			$7,651,940			$6,465,702
Net Interest rate spread (5)			7.647%			9.120%			9.374%
Net interest margin (6)			9.481%			11.332%			12.437%
Ratio of interest-earning assets to interest bearing liabilities			1.31			1.36			1.44

(1)	Average balances are the unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.
(2)	Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.
(3)	Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.
(4)	Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.
(5)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6)	Net interest margin represents net interest income divided by average total interest-earning assets.

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During the year ended December 31, 2017, the Company saw continued pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 15.413%, a decline of 212 basis points compared to the prior year. To help offset this pricing pressure during 2017, the Company increased the average balance of its lower cost Bank Borrowings to $18.9 million, or 35.2% of total interest-bearing liabilities, from $16.2 million, or 32.5% of total interest-bearing liabilities, during the prior year. In addition, the Company reduced the interest rate paid on Junior Notes from 10% to 8% by refinancing all maturing Junior Notes, which began in April 2017 and was completed in September 30, 2017.

The increase in Bank Borrowings and refinance of Junior Notes were primarily responsible for lowering the Company’s cost of average interest-bearing liabilities to 7.766% for the year ended December 31, 2017, a decline of 65 basis points compared to the year ended December 31, 2016. The net result was a net interest rate spread of 7.647% and a net interest margin of 9.481%, a decrease of 147 basis points and 185 basis points, respectively, when compared to the same period ended December 31, 2016.

In comparison, during the year ended December 31, 2016, the Company saw similar pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 17.53%, a decline of 192 basis points compared to the prior year. To help offset this pricing pressure during 2016, the Company increased the average balance of its lower cost Bank Financing to $16.2 million, or 32.5% of total interest-bearing liabilities, from $6.0 million, or 16.7% of total interest-bearing liabilities, during the prior year. This increase in Bank Borrowings was primarily responsible for lowering the Company’s cost of average interest-bearing liabilities to 8.41% for the year ended December 31, 2016, a decline of 167 basis points compared the year ended December 31, 2015. The net result was a net interest rate spread of 9.12% and a net interest margin of 11.33%, a decrease of 25 basis points and 111 basis points, respectively, when compared to the same period ended December 31, 2015.

In comparison, during the year ended December 31, 2015, the Company saw similar pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 19.46%, a decline of 75 basis points compared to the same period ended December 31, 2014. To help offset this pricing pressure during 2015, the Company reduced the interest rate paid on Junior Notes from 12% to 10% by refinancing maturing Junior Notes beginning in April 2015. As of December 31, 2015, all outstanding Junior Notes had been reissued with an interest rate of 10%. This reduction was primarily responsible for lowering the Company’s cost of average interest-bearing liabilities to 10.08%, a decline of 109 basis points compared to the same period ended December 31, 2014. The net result was an interest rate spread of 9.37% and a net interest margin of 12.44%, an increase of 38 basis points and 28 basis points, respectively, when compared to the same period ended December 31, 2014.

Between 2009 and 2011, the Company saw very little pricing pressure and was able to maintain its gross yield on interest-bearing assets between 20 and 21%. During 2012 and 2013, while industry pricing pressure increased, the Company was able to maintain its yield on interest-earning assets between 20 and 21% by providing superior service to its borrowers and by opportunistically expanding its loan origination into those markets that the Company believed were less price competitive and offered the best return per unit of risk. However, starting in 2013, the Company began gradually lowering it loan pricing in certain markets in response to increasing pricing pressure. Due to continuing industry pricing pressure, we anticipate that the yield on our interest-earning assets will continue to decline as we adjust our loan programs to remain price competitive. We believe that the lower yield on interest-earning assets can be offset by lowering the Company’s cost of capital.

35

Analysis of Interest Coverage

The interest coverage ratio is the ratio of total income to interest expenses. The following table provides information as to the Company’s interest coverage ratios considering the Company’s two existing components of debt for the periods shown.

	As of or for the Year Ended December 31,
	2017		2016		2015
Interest income	$10,838,524		$11,839,445		$10,115,280
Non-interest income	770,173		379,053		255,680

Total income	11,608,697		12,218,498		10,370,960

Interest expense – Bank Borrowings (1)	1,075,991		818,701		343,629
Interest expense – Senior Notes (2)	-		-		-
Interest expense – Junior Notes (3)	3,095,246		3,368,804		3,305,949

Total interest expense	$4,171,237		$4,187,504		$3,649,578

Interest coverage ratios
Interest coverage – Bank Borrowings (1)	10.8	x	14.9	x	30.2	x
Cumulative interest coverage – Senior Notes (2)	-		-		-
Cumulative interest coverage – Junior Notes (3)	2.8	x	2.9	x	2.8	x

Average portfolio leverage, during period	73%		72%		68%

(1)	Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.
(2)	Senior Notes will have a second priority security interest in all of the Company’s assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. As of December 31, 2017, the Company had not issued Senior Notes.
(3)	Junior Notes will have a third priority security interest in all of the Company’s assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals gross income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the year ended December 31, 2017, the Company generated $11,608,697 in total income available to pay interest expense. With average portfolio leverage of 73%, the Company paid interest expense of $1,075,991 related to Bank Borrowings and $3,095,246 related to Junior Notes. Total income was 10.8 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

By comparison, during the year ended December 31, 2016, the Company generated $12,218,498 in total income available to pay interest expense. With average portfolio leverage of 72%, the Company paid interest expense of $818,701 related to Bank Borrowings and $3,368,804 related to Junior Notes. Total income was 14.9 times the amount necessary to pay interest expense related to Bank Borrowings and 2.9 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

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By comparison, during the year ended December 31, 2015, the Company generated $10,370,960 in total income available to pay interest expense. With average portfolio leverage of 67%, the Company paid interest expense of $343,629 related to Bank Borrowings and $3,305,949 related to Junior Notes. Total income was 30.2 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

The Company saw a decrease in interest coverage related to Bank Borrowings during the years ended December 31, 2017, 2016 when compared to 2015, which primarily reflected an increase in the average daily balance of Bank Borrowings to 35.2%, 32.5% from 16.7% of total interest-bearing liabilities, respectively. However, cumulative interest coverage related to Junior Notes stayed relatively constant during the years ended December 31, 2017, 2016 and 2015, which primarily reflected a decrease in the average daily balance of Junior Notes to 64.8%, 67.5% from 83.3% of total interest-bearing liabilities, respectively, and a decrease in the interest rate paid on Junior Notes to 8.898% and 10.027% from 10.965%, respectively.

The Company anticipates portfolio leverage will remain between 65% and 80% going forward.

Portfolio Loan-to-Value and Asset Coverage

Portfolio Loan-to-Value based on “After-Repair” Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair” value for each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value, but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company. Please see “Portfolio Loan Criteria and Policies” on Page 11 for additional information regarding the Company’s loan underwriting methodology.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given month against the Company’s estimated valuation for those same properties at the time the loans were made. This quarterly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

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The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on “after-repair” value:

	As of or for the Year Ended December 31,
	2017	2016	2015
Loan to value – active loans, end of period
Unpaid principal balance	$68,410,996	$66,754,985	$59,891,317
Unfunded loan balance (1)	7,647,593	9,240,006	16,139,296
Estimated “after-repair” value (2)	112,062,500	112,109,500	114,411,400
Estimated “after-repair” loan-to- value (3)	68%	68%	66%

Loan to value – paid off loans, during period
Principal balance	$68,297,135	$61,997,040	$48,958,402
Actual sale price	114,128,955	104,026,658	79,913,961
Actual loan-to-sale price (4)	60%	60%	61%
Original “after-repair” loan-to-value estimate	66%	64%	60%

Refinanced loans & wholesaled properties
Unpaid principal balance	$18,596,987	$16,406,450	$15,769,764

(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2)	Estimated “after repair” value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company’s “after-repair” value estimates. See “Portfolio Loan Criteria and Policies” on Page 11 for additional information regarding the estimation of “after-repair” value.
(3)	Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value, and loans are weighted by the principal balance of each loan.
(4)	Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

As of December 31, 2017, the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 68%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during 2017 was 60%, compared to our estimated weighted average “after-repair” loan-to-value of 66% for those same properties that sold during 2017. This suggests that the Manager’s valuation methodology for estimating “after-repair” value for new Portfolio Loans remained accurate, on average, during 2017.

This compares to December 31, 2016, when the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 68%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during 2016 was 60%, compared to our estimated weighted average “after-repair” loan-to-value of 64% for those same properties that sold during 2016. This suggests that the Manager’s valuation methodology for estimating “after-repair” value for new Portfolio Loans remained accurate, on average, during 2016.

This compares to December 31, 2015, when the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 66%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during 2015 was 61%, compared to our estimated weighted average “after-repair” loan-to-value of 60% for those same properties that sold during 2015. This suggests that the Manager’s valuation methodology for estimating “after-repair” value for new Portfolio Loans remained accurate, on average, during 2015.

“As-Is” Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the “as-is” real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight line percentage completion method to estimate the “as-is” real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed as of a particular date and then multiplies this percentage completion by the total estimated value creation (estimated “after-repair” value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the “as-is” value of the real estate collateral as of a particular date. This estimated “as-is” value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the “as-is” loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following “as-is” loan-to-value and asset coverage analysis (based on percentage completion) will be lower than the “after-repair” values and “after-repair” loan-to-values provided above, which assume 100% project completion and associated value creation.

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The following table provides the cumulative “as-is” loan-to-value and cumulative “as-is” asset coverage ratios for all four tiers of the Company’s capital structure at the dates indicated, based on the estimated “as-is” valuation of real estate collateral.

	As of the Year Ended December 31,
	2017		2016		2015
Estimated value added through construction improvements
Estimated “after-repair” value	$112,062,500		$112,109,500		$114,411,400
Real estate purchase price	60,578,984		56,984,773		57,248,274

Total estimated value added	$51,483,516		$55,124,727		$57,163,126

Estimated percentage completion of capital improvements
Construction loan commitments	$21,983,628		$26,801,914		$30,927,503
Undisbursed construction loan balance	7,647,593		9,240,006		16,139,296
Disbursed construction loan funds	14,336,035		17,561,908		14,788,207
Percentage completion	65%		66%		48%
Real estate value added based on percentage completion	$33,573,598		$36,120,382		$27,332,958
Real estate purchase price	60,578,984		56,984,773		57,248,274
Estimated “as-is” real estate value of loan portfolio	94,152,582		93,105,155		84,581,232
Estimated value of real estate owned	4,795,566		2,925,184		1,404,859
Estimated “as-is” real estate collateral value	$98,948,148		$96,030,339		$85,986,091

Capital structure and investment programs
Bank Borrowings, net	$19,020,350		$13,412,871		$12,000,000
Senior Notes	-		-		-
Junior Notes	33,805,946		36,398,463		30,179,273
Junior Notes, cumulative	52,826,296		49,811,334		42,179,273
Equity	20,205,127		19,006,249		17,366,589
Equity, cumulative	73,031,423		68,817,583		59,545,862

Capital structure loan-to-value based on “as-is” valuation
Bank Borrowings	19%		14%		14%
Senior Notes, cumulative	-		-		-
Junior Notes, cumulative	53%		52%		49%
Equity, cumulative	74%		72%		69%

Capital structure asset coverage based on “as-is” valuation
Bank Borrowings	5.2	x	7.2	x	7.2	x
Senior Notes, cumulative	-		-		-
Junior Notes, cumulative	1.9	x	1.9	x	2.0	x
Equity, cumulative	1.4	x	1.4	x	1.4	x

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As of December 31, 2017, the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $60.6 million, resulting in an estimated $51.5 million in total value creation of the real estate projects. Total construction loan commitments were $22.0 million and construction funds disbursed were $14.3 million, resulting in an estimated percentage completion of 65%. Multiplying the estimated total value creation of $51.5 million by the estimated project completion of 65% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $60.6 million provides an estimated “as-is” loan portfolio real estate collateral value of $94.2 million. When combined with an estimated $4.8 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $98.9 million as of December 31, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate value ($98.9 million as of December 31, 2017). As of December 31, 2017, the loan-to-value of Bank Borrowings equaled 19% or $19.0 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $98.9 million; Cumulative loan-to-value of Junior Notes equaled 53% or $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $98.9 million, and; Cumulative loan-to-value of equity equaled 74% or $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $98.9 million.

Cumulative Asset Coverage is the estimated “as-is” real estate value ($98.9 million as of December 31, 2016) divided by the debt or equity and any senior debt. As of December 31, 2017, the asset coverage of Bank Borrowings equaled 5.2 times or $98.9 million in estimated “as-is” real estate collateral value divided by $19.0 million in Bank Borrowings; Cumulative asset coverage of Junior Notes equaled 1.9 times or $98.9 million in estimated “as-is” real estate collateral value divided by $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings), and; Cumulative asset coverage of equity equaled 1.4 times or $98.9 million in estimated “as-is” real estate collateral value divided by $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings).

By comparison, as of December 31, 2016, the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $57.0 million, resulting in an estimated $55.1 million in total value creation of the real estate projects. Total construction loan commitments were $26.8 million and construction funds disbursed were $17.6 million, resulting in an estimated percentage completion of 66%. Multiplying the estimated total value creation of $55.1 million by the estimated project completion of 66% equaled an estimated $36.1 million of incremental real estate value added based on percentage completion. Adding $36.1 million of incremental real estate value added to the real estate purchase price of $57.0 million provides an estimated “as-is” loan portfolio real estate collateral value of $93.1 million. When combined with an estimated $2.9 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $96.0 million as of December 31, 2016.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate value ($96.0 million as of December 31, 2016). As of December 31, 2016, the loan-to-value of Bank Borrowings equaled 14% or $13.4 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $96.0 million; Cumulative loan-to-value of Junior Notes equaled 52% or $49.8 million (the sum of $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $96.0 million, and; Cumulative loan-to-value of equity equaled 72% or $68.8 million (the sum of $19.0 million in equity plus $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $96.0 million.

Cumulative Asset Coverage is the estimated “as-is” real estate value ($96.0 million as of December 31, 2016) divided by the debt or equity and any senior debt. As of December 31, 2016, the asset coverage of Bank Borrowings equaled 7.2 times or $96.0 million in estimated “as-is” real estate collateral value divided by $13.4 million in Bank Borrowings; Cumulative asset coverage of Junior Notes equaled 1.9 times or $96.0 million in estimated “as-is” real estate collateral value divided by $49.8 million (the sum of $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings), and; Cumulative asset coverage of equity equaled 1.4 times or $96.0 million in estimated “as-is” real estate collateral value divided by $68.8 million (the sum of $19.0 million in equity plus $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings).

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By comparison, as of December 31, 2015, the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $114.4 million, and the real estate purchase price was $57.2 million, resulting in an estimated $57.2 million in total value add to the real estate projects. Total construction loan commitments were $30.9 million and construction funds disbursed were $14.8 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $57.2 million by the estimated project completion of 48% equaled an estimated $27.3 million of incremental real estate value added based on percentage completion. Adding $27.3 million of incremental real estate value added to the real estate purchase price of $57.2 million provides an estimated “as-is” loan portfolio real estate collateral value of $84.6 million. When combined with an estimated $1.4 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $86.0 million as of December 31, 2015.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate value ($86.0 million as of December 31, 2015). As of December 31, 2015, the loan-to-value of Bank Borrowings equaled 14% or $12.0 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $86.0 million; Cumulative loan-to-value of Junior Notes equaled 49% or $42.2 million (the sum of $30.2 million in Junior Notes plus $12.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $86.0 million, and; Cumulative loan-to-value of equity equaled 69% or $59.6 million (the sum of $17.4 million in equity plus $30.2 million in Junior Notes plus $12.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $86.0 million.

Cumulative Asset Coverage is the estimated “as-is” real estate value ($86.0 million as of December 31, 2015) divided by the debt or equity and any senior debt. As of December 31, 2015, the asset coverage of Bank Borrowings equaled 7.2 times or $86.0 million in estimated “as-is” real estate collateral value divided by $12.0 million in Bank Borrowings; Cumulative asset coverage of Junior Notes equaled 2.0 times or $86.0 million in estimated “as-is” real estate collateral value divided by $42.2 million (the sum of $30.2 million in Junior Notes plus $12.0 million in Bank Borrowings), and; Cumulative asset coverage of equity equaled 1.4 times or $86.0 million in estimated “as-is” real estate collateral value divided by $59.6 million (the sum of $17.4 million in equity plus $30.2 million in Junior Notes plus $12.0 million in Bank Borrowings).

As of December 31, 2017, the Company had not issued Senior Notes.

ITEM 3 DIRECTORS AND OFFICERS

The Company is managed by its Manager, Iron Bridge Management Group, LLC, an entity owned by Gerard Stascausky and operated by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. The Managing Directors are responsible for and have complete control over the Company’s operations, lending policies and decisions with respect to the Portfolio Loans. The Manager was organized in May 2008. Gerard Stascausky and Sarah Gragg Stascausky are married to each other.

Name	Position	Age	Term of Office
Gerard Stascausky	Managing Director of Manager	48	May 2008
Sarah Gragg Stascausky	Managing Director of Manager	45	June 2008

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Gerard Stascausky

Mr. Stascausky, co-founder of the Manager, has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching the Manager, he ran Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland metro market.

Mr. Stascausky brings to the Manager over 15 years of investment banking experience. In 1993, he joined Sutter Securities as an investment banking analyst, structuring municipal debt offerings. In 1996, he left to join the equity research department at Montgomery Securities, where he conducted securities research on the payment processing and networking equipment industries. With his background in technology research, he joined Credit Suisse in 1999 as one of the industry’s first technology specialist equity salesmen. Finally, in 2003, he was recruited to join Pacific Crest Securities, where he served as a senior equity salesman, research product manager and member of the management team.

Mr. Stascausky graduated with honors from the University of California, Davis in 1993. He earned a B.A. in Economics and minors in Psychology and Political Science. In 1996, he earned his Chartered Financial Analyst designation from the CFA Institute.

Sarah Gragg Stascausky

Sarah Gragg Stascausky, co-founder of the Manager, has over nine years of experience in the real estate foreclosure and pre-foreclosure market and currently provides both operational and strategic services to the Company. From 1995 through 2002, Ms. Stascausky worked as an equity research analyst for Robertson Stephens LLP, conducting securities research on the retail industry, with primary focus on the home improvement sector. Ms. Stascausky was responsible for company specific research as well as analysis of regional and national retail and real estate industry trends.

Ms. Stascausky graduated from the University of Oregon in 1994 with a major in Political Science and minor in Business Administration. She earned her Master’s in Business Administration from the Stanford Graduate School of Business in 2001.

Employees

In addition to its two Managing Directors, the Manager has ten employees, including one in accounting, one in marketing, five in loan underwriting and three in loan servicing.

Company Expenses

The Company will be responsible for all of its operating expenses including, without limitation, (i) all costs and expenses incurred in connection with identifying, evaluating, structuring, negotiating, developing, closing and servicing investments consummated by the Company (including, without limitation, any due diligence, travel, legal and accounting expenses, any deposits and commitment fees and other fees and out-of-pocket costs related thereto); (ii) taxes of the Company; (iii) all costs and expenses associated with obtaining and maintaining insurance for the Company and its assets, if any; (iv) all costs related to litigation (including threatened litigation) involving the Company, and indemnification expenses; (v) expenses and fees associated with third party auditors, accountants, attorneys and tax advisors and other professionals with respect to the Company and its activities; (vi) fees incurred in connection with the maintenance of bank or custodian accounts; (vii) brokerage points and commissions, referral and finder fees, and other investment costs incurred by or on behalf of the Company and paid to third parties; (viii) all expenses incurred in connection with the registration of the Company’s securities under applicable securities laws or regulations; (ix) all expenses of liquidating the Company or its investments; and (x) other general ordinary Company administration and overhead expenses.

The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company.

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Management Fees

The Company does not have any employees, officers, or directors. The Manager is responsible for managing the Company. The Manager receives compensation for its services to the Company, in the form of a base management fee and a management incentive fee, described in the following paragraphs. During the year ended December 31, 2017, the Manager received the following compensation (all of which was received in cash):

Name	Capacity in which compensation was received (e.g. Chief Executive Officer, director, etc.)	Base Management Fee ($)	Management Incentive Fee ($)	Total compensation ($)
Iron Bridge Management Group, LLC	Manager	$2,126,955	$909,476	$3,036,431

The base management fee relates to servicing investment loans and is equal to 3% per annum of the principal amount of each investment, payable monthly. The Manager is solely responsible for its own operating costs, including the cost of its own personnel, office space and general overhead. The base management fee for a particular month is paid to the Manager no later than the last day of the immediately succeeding month.

The management incentive fee is equal to one-half (1/2) of all distributable cash in excess of the 10% annual preferred return payable to the Company’s equity owners. ”Distributable cash” is the excess of the sum of all cash receipts of all kinds (other than capital contributions) over cash disbursements, including interest expense paid to Senior Noteholders, Junior Noteholders and Bank Borrowings. The management incentive fee, if any, is paid to the Manager no later than the last day of the immediately succeeding month.

Gerard Stascausky and Sarah Gragg Stascausky may also receive distributions from the Company in their capacities as equity owners, as discussed below.

Investment by Managing Directors

The Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky, will maintain at all times a minimum combined equity investment in the Company of $500,000. As of December 31, 2017, Gerard Stascausky owned approximately $3,244,158, or 16.1%, of the equity interests in the Company.

Fiduciary Duties of the Manager

Under Oregon law, a manager is accountable to a limited liability company’s equity owners as a fiduciary, which means that a manager is required to exercise good faith with respect to a company’s affairs. The Senior Noteholders do not have an equity owner’s interest in the Company and are solely creditors of the Company. Accordingly, the Manager does not have a direct fiduciary obligation to the Senior Noteholders. The Company, however, will enter into certain contractual operating covenants and commitments to the Senior Noteholders pursuant to the Senior Note Purchase Agreement, the Senior Note, and the Security Agreement, the breach of which by the Company may give the Senior Noteholders a cause of action against the Company.

Indemnification and Exculpation

To the fullest extent not prohibited by law, the Manager will not be liable to the Company or its equity owners for any act or omission performed or omitted by the Manager in good faith pursuant to the authority granted to it by the Operating Agreement, including the management or conduct of the business and affairs of the Company, the offer and sale of securities, the management of affiliates insofar as such business relates to the Company (including activities that may involve a conflict of interest) or the winding up of the business of the Company.

The Company must indemnify the Manager and each agent of the Manager for any loss or damage arising out of its activities on behalf of the Company or in furtherance of the Company’s interests, without relieving the Manager and its agents of liability for a breach of the Manager’s fiduciary duties. A successful indemnification of the Manager or any litigation that may arise in connection with its indemnification could deplete the assets of the Company, thereby reducing funds available to pay the Senior Notes. Therefore, Senior Noteholders may have a more limited opportunity of recovery than they would have absent these provisions in the Operating Agreement.

To the extent that the indemnification provisions permit indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

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ITEM 4 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table presents information regarding the ownership of the Company’s equity interests as of December 31, 2017 by:

•	our Manager;

•	each of our Manager’s Managing Directors;

•	each equity owner known by us to beneficially hold 10% or more of the Company’s equity interests; and

•	all of our Manager’s Managing Directors as a group.

Beneficial ownership is generally determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 9755 SW Barnes Road, Suite 420, Portland, OR 97225.

Name	Number of Units of Company Equity Interests	Percent of Class (1)
Manager:
Iron Bridge Management Group, LLC	0	0%
Managing Directors of Manager:
Gerard Stascausky	3,244,158	16.1%
Sarah Gragg Stascausky	0	0%
TOTAL	3,244,158	16.1%
Other holders of 10% or more of the Company’s equity interests:
Susanne Baumann Trust (2)	4,096,748	20.3%
Howard Bubb	2,102,784	10.4%

(1)	Percentages are based on 20,205,127 units of equity interests outstanding as of December 31, 2017.
(2)	Susanne Baumann exercises voting and dispositive authority over all securities held by the Susanne Baumann Trust.

ITEM 5 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the Manager’s relationship to the Company as Manager, the Company has not engaged in, nor currently proposes to engage in, any transaction in which any of the Manager, any affiliates of the Manager, any other person holding more than a 10% interest in the Company, or any immediate family member of such persons, had or is to have a direct or indirect material interest.

The following describes some of the important areas in which the interests of the Manager may conflict with those of the Company.

Manager’s Affiliation with Other Companies

The Manager’s primary business activity during the life of the Company will be the management of the Company. However, the Manager may be affiliated with other investment entities and not manage the Company as its sole and exclusive business function. In the future, the Manager may act as a manager to other affiliated entities in similar capacities, potentially diluting the Manager’s focus on the Company. The Manager will have conflicts of interest in allocating management time, services and functions between various existing entities and any future mortgage lending entities that it may organize.

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The Manager may be the owner or manager of other entities that have investment objectives that are similar to but are not directly competitive with the Company, potentially creating a conflict of interest. The Operating Agreement expressly provides that neither the Manager nor any owner of the Manager will be obligated to present to the Company any particular investment opportunity that comes to its attention, even if such opportunity is of a character that might be suitable for purchasing by the Company.

The Manager, and its affiliates and principals, may invest in but not manage or own a controlling interest in other entities that compete directly with the business of the Company.

The member of the Manager, Gerard Stascausky, invests in real estate for his own accounts, and expects to continue to invest in real estate for his own accounts, including investment in other business ventures, public or private limited partnerships or limited liability companies, and neither the Company, any equity owner of the Company, nor any Senior Noteholder or Junior Noteholder is entitled to an interest therein.

Conflict with Related Programs

The Company will not loan money to any entity in which the Manager has a direct financial interest. However, the Manager and its affiliates may cause the Company to join with other entities organized by the Manager for similar or related purposes as partners, joint ventures or co-owners under some form of ownership in certain loans, or in the ownership of repossessed real property. Such arrangements would be formed because the Manager believed such arrangement is in the best interest of the Company. For example, bank loan covenants applied to the Company’s portfolio of loans may require the Manager to form a separate entity to purchase from the Company at par any loan that is 60 days or more delinquent. Such covenants are designed to protect investor interests; however, the interests of the Company and those of such other entities may conflict, and the Manager controlling or influencing all such entities may not be able to resolve such conflicts in a manner that serves the best interests of the Company.

Lack of Independent Legal Representation

The Company has not been represented by independent legal counsel to date. The use of the Manager’s counsel in the preparation of this document and the organization of the Company may result in a lack of independent review. Investors should consult their own legal counsel with respect to an investment in Senior Notes.

Management Fees

The Manager will act as servicer for the compensation described in this document. The Manager has reserved the right to retain the services of other firms, in addition to, or in lieu of, the Manager, to perform the brokerage services, loan servicing and other activities in connection with the Company’s loan portfolio. Any such other firms may also be affiliated with the Manager. Loan servicing firms not affiliated with the Manager might provide comparable services on terms more favorable to the Company.

The Company will pay management fees to the Manager. The management fees were not determined through arms-length negotiation. The structure of the management fees may provide an incentive to the Manager to seek out higher risk opportunities to earn returns greater than the preferred return.

ITEM 6 OTHER INFORMATION

Not Applicable.

45

ITEM 7 FINANCIAL STATEMENTS

46

INDEPENDENT AUDITOR’S REPORT

To the Members

Iron Bridge Mortgage Fund, LLC Portland, Oregon

We have audited the accompanying financial statements of Iron Bridge Mortgage Fund, LLC (an Oregon limited liability company) (the “Fund”), which comprise the balance sheets as of December 31, 2017, 2016 and 2015, and the related statements of income and changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Bridge Mortgage Fund, LLC as of December 31, 2017, 2016, and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

March 30, 2018	ArmaninoLLP San Ramon, California

47

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

December 31, 2017, 2016, and 2015

	2017	2016	2015

ASSETS
Cash and cash equivalents	$684,316	$204,541	$366,756
Mortgage interest receivable	1,257,834	1,157,773	1,063,475
Mortgage loans receivable, net	67,090,684	65,277,911	58,232,416
	69,032,834	66,640,225	59,662,647
Real estate held for sale	4,795,566	2,925,184	1,404,859
Total assets	$73,828,400	$69,565,409	$61,067,506

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and other accrued liabilities	$23,925	$33,943	$34,765
Servicer fees payable	176,575	175,089	148,590
Incentive fees payable	62,101	66,755	165,495
Interest payable	325,809	371,993	261,927
Notes payable - junior notes	33,805,946	36,398,463	30,179,273
Line of credit, net	19,014,051	13,294,510	11,994,150
Deferred interest	214,866	218,407	916,718
Total liabilities	53,623,273	50,559,160	43,700,918
Members’ equity	20,205,127	19,006,249	17,366,588
Total liabilities and members’ equity	$73,828,400	$69,565,409	$61,067,506

The accompanying notes are an integral part of these financial statements.

48

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members’ Equity

December 31, 2017, 2016, and 2015

	2017	2016	2015
Revenues
Mortgage interest income	$10,838,524	$11,839,445	$10,115,280
Other income	770,173	379,053	255,680
Total revenues	11,608,697	12,218,498	10,370,960

Operating expenses Interest expense	4,171,237	4,187,505	3,649,578
Servicer fees	2,126,956	2,063,509	1,573,050
Incentive fees	909,476	1,594,563	1,643,619
Provision for losses on loans	56,753	157,079	-
Professional fees	310,568	291,562	351,550
Real estate holding costs	334,164	64,702	99,969
Other	588,581	396,672	327,712
Total operating expenses	8,497,735	8,755,592	7,645,478

Other income (expense)
Gain (loss) on sale of real estate held for sale	(204,293)	(3,320)	518,652
Total other income (expense)	(204,293)	(3,320)	518,652
Income before income tax and LLC fees	2,906,669	3,459,586	3,244,134
Income tax and LLC fees	7,557	13,250	3,470

Net income	2,899,112	3,446,336	3,240,664
Members’ equity, beginning of year	19,006,249	17,366,588	14,552,342
Members’ contributions	6,316,979	4,134,034	5,431,699
Members’ earning distributions	(391,887)	(2,267,940)	(115,074)
Members’ capital withdrawals	(7,625,326)	(3,672,769)	(5,743,043)
Members’ equity, end of year	$20,205,127	$19,006,249	$17,366,588

The accompanying notes are an integral part of these financial statements.

49

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

December 31, 2017, 2016, and 2015

	2017	2016	2015
Cash flows from operating activities
Net income	$2,899,112	$3,446,336	$3,240,664
Adjustments to reconcile net income to net cash provided by operating activities
Provision for losses on loans	56,753	157,079	-
Amortization of deferred loan origination fees	(1,530,373)	(1,803,806)	(1,847,088)
Loss (gain) on sales of real estate held for sale	204,293	3,320	(518,652)
Note program interest expense converted to debt Change in operating assets and liabilities	1,865,904	1,852,256	1,678,317
Mortgage interest receivable	(490,453)	(164,455)	(607,094)
Accounts payable and other accrued liabilities	(10,018)	(822)	(2,422)
Servicer fees payable	1,486	26,499	11,416
Incentive fees payable	(4,654)	(98,740)	4,399
Interest payable	(46,184)	110,066	(69,310)
Deferred interest	(3,541)	(698,311)	325,842
Net cash provided by operating activities	2,942,325	2,829,422	2,216,072

Cash flows from investing activities
Loans funded	(91,436,310)	(86,559,786)	(49,587,656)
Principal collected on loans	90,414,283	79,897,390	36,175,463
Improvement costs on real estate held for sale	(2,084,631)	(789,799)	-
Proceeds from sales of real estate held for sale	1,083,222	599,941	7,311,317
Net cash used in investing activities	(2,023,436)	(6,852,254)	(6,100,876)

Cash flows from financing activities	3,054,095	5,547,634	6,393,341
Borrowings on notes payable - junior notes
Repayments on notes payable - junior notes	(8,170,061)	(2,864,733)	(9,960,246)
Net borrowings on line of credit	5,719,541	1,300,360	8,444,604
Members’ contributions	5,441,979	4,134,034	5,056,699
Members’ earnings distributions	(391,887)	(2,267,940)	(115,074)
Members’ capital withdrawals	(6,092,781)	(1,988,738)	(5,743,043)
Net cash provided by (used in) financing activities	(439,114)	3,860,617	4,076,281
Net increase (decrease) in cash and cash equivalents	479,775	(162,215)	191,477
Cash and cash equivalents at beginning of year	204,541	366,756	175,279
Cash and cash equivalents at end of year	$684,316	$204,541	$366,756

Supplement al disclosures of cash flow information
Cash paid for interest	$4,217,421	$4,077,438	$3,718,888
Cash paid for income tax and LLC fees	$7,557	$13,250	$3,470

Supplement al disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$1,458,795	$2,149,566	$7,708,592
Mortgage interest receivable transferred to real estate held for	$73,442	$39,259	$488,932
Sale of real estate financed with mortgage loan receivable	$458,971	$855,038	$-
Notes payable - junior notes converted to members’ equity	$875,000	$-	$375,000
Member’s equity converted to notes payable - junior notes	$1,532,545	$1,684,031	$-

The accompanying notes are an integral part of these financial statements.

50

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. The real estate and mortgage lending financial markets have stabilized with many of the markets for which the Fund has loans and related loan collateral showing signs of appreciating fair values for the years presented. However, should these markets experience significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from the sales of real estate held could differ significantly from management’s current estimates.

51

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned.

Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral- based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

52

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

2. Summary of Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk).

Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund’s assets and liabilities measured at fair value on a non- recurring basis during the year ended December 31, 2017:

Item	Level 1	Level 2	Level 3	Total

Real estate owned	$-	$-	$4,795,566	$4,795,566

The following table reflects the Fund’s assets and liabilities measured at fair value on a non- recurring basis during the year ended December 31, 2016:

Item	Level 1	Level 2	Level 3	Total

Real estate owned	$-	$-	$2,925,184	$2,925,184

53

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The following table reflects the Fund’s assets and liabilities measured at fair value on a non- recurring basis during the year ended December 31, 2015:

Item	Level 1	Level 2	Level 3	Total

Real estate owned	$-	$-	$1,404,859	$1,404,859

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)	Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)	Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

54

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale (continued)

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write- downs are recorded as a charge to operations.

Real estate held and used is depreciated on a straight-line basis over the estimated useful life of the property once the asset is placed in service and is being used in operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $430,040, $326,605, and $634,613 at December 31, 2017, 2016, and 2015, respectively, have been included in mortgage loans receivable, net, on the accompanying balance sheets. Deferred loan origination fees of $1,530,373, $1,803,806, and $1,847,088 in 2017, 2016, and 2015, respectively, were amortized into income during each applicable year.

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

55

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

2. Summary of Significant Accounting Policies (continued)

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund’s operations. Due to the calculation of the incentive fee, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 10% for the odd days within the month the borrowing took place. After the monthly distribution is processed, the subscription fund borrowings, plus any interest accrued thereon, will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund borrowings as of December 31, 2017, 2016, and 2015.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2017, 2016, and 2015 the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

56

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

3. Fund Provisions (continued)

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions and incentive fees

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 10% per annum non-guaranteed priority return (“Priority Return”) on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 50% to the Fund’s members, including the Manager to the extent it holds memberships interests, and 50% to the Manager as an incentive fee. The Manager earned $909,476, $1,594,563, and $1,643,619 in incentive fees during 2017, 2016, and 2015, respectively, as the Fund’s return exceeded the Priority Return in every month in 2017, 2016, and 2015.

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least six (6) months; (ii) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (iii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units or a minimum withdrawal request of 25,000 units, if their capital balance is greater than 50,000 units at the time the withdrawal is honored. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements or penalties if a member is experiencing undue hardship.

57

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at December 31, 2017:

Outstanding mortgage loans receivable	$68,410,996
Unamortized deferred loan origination fees	(430,040)
Allowance for loan losses	(890,272)
Mortgage loans receivable, net	$67,090,684

Mortgage loans receivable, net, consisted of the following at December 31, 2016:

Outstanding mortgage loans receivable	$66,754,985
Unamortized deferred loan origination fees	(326,605)
Allowance for loan losses	(1,150,469)
Mortgage loans receivable, net	$65,277,911

Mortgage loans receivable, net, consisted of the following at December 31, 2015:

Outstanding mortgage loans receivable	$59,891,317
Unamortized deferred loan origination fees	(634,613)
Allowance for loan losses	(1,024,288)
Mortgage loans receivable, net	$58,232,416

Activity in the allowance for loan losses was as follows for the years ended December 31, 2015, 2016, and 2017:

2015 Beginning balance	$1,036,499
Provision for loan losses	-
Write-offs	(12,211)
2015 Ending balance	1,024,288
Provision for loan losses	157,079
Write-offs	(30,898)
2016 Ending balance	1,150,469
Provision for loan losses	56,753
Write-offs	(316,950)
2017 Ending balance	$890,272

58

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

4. Mortgage Loans Receivable, Net (continued)

Allocation of the allowance for loan losses by collateral type as of December 31, 2017 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$677,678
Land/Construction	212,279
Multi-family residential (5 or more units)	315
Total	$890,272

Allocation of the allowance for loan losses by collateral type as of December 31, 2016 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$793,418
Land/Construction	277,402
Multi-family residential (5 or more units)	79,649
Total	$1,150,469

Allocation of the allowance for loan losses by collateral type as of December 31, 2015 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$904,011
Land/Construction	101,027
Multi-family residential (5 or more units)	19,250
Total	$1,024,288

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. The junior notes are secured by all assets of the Fund and are only junior to the line of credit balance held (see Note 6). The junior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes hold a six month maturity. Upon maturity, all junior noteholders have the option to renew their notes for another six month term. As of December 31, 2017, 2016, and 2015, the notes payable within the note program held balances of $33,805,946, $36,398,463, and $30,179,273, respectively.

Interest expense on these notes amounted to $3,095,246, $3,368,804, and $3,305,949 for the years ended December 31, 2017, 2016, and 2015, respectively.

59

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

6. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund’s assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90 day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund’s assets. The annual interest rate is equal to the greater of 4.50% plus the one month LIBOR rate from time to time in effect or 4.75%. The interest rate as of December 31, 2017 and 2016 was 6.06% and 5.26%, respectively.

On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one month LIBOR plus 4.50% to one month LIBOR plus 4.00%.

As of December 31, 2017, 2016, and 2015 the outstanding balance on the line of credit was $19,020,350, $13,412,871, and $12,000,000, respectively.

Interest expense on the line of credit amounted to $1,075,991, $818,701, and $343,629, for the years ended December 31, 2017, 2016, and 2015, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at December 31, 2017, 2016, and 2015.

Line of credit, net, consisted of the following at December 31, 2017:

Line of credit	$19,020,350
Line of credit unamortized origination fees	(6,299)
Line of credit, net	$19,014,051

Line of credit, net, consisted of the following at December 31, 2016:

Line of credit	$13,412,871
Line of credit unamortized origination fees	(118,361)
Line of credit, net	$13,294,510

60

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

6. Line of Credit, Net (continued)

Line of credit, net, consisted of the following at December 31, 2015:

Line of credit	$12,000,000
Line of credit unamortized origination fees	(5,850)
Line of credit, net	$11,994,150

7. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. Servicing fees earned by the Manager amounted to $2,126,956, $2,063,509, and $1,573,050, for the years ended December 31, 2017, 2016, and 2015, respectively. Servicing fees payable to the Manager amounted to $176,575, $175,089, and $148,590 as of December 31, 2017, 2016, and 2015, respectively.

Incentive fees

As described in Note 3, after payment to members of a Priority Return, the Manager is eligible to receive incentive fees. Incentive fees amounted to $909,476, $1,594,563, and $1,643,619 for the years ended December 31, 2017, 2016, and 2015, respectively. The Fund had a payable to the Manager for incentive fees of $62,101, $66,755, and $165,495 at December 31, 2017, 2016, and 2015, respectively.

Operating expenses

For the years ended December 31, 2017, 2016, and 2015, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund’s statement of income and changes in members’ equity.

61

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2017, there were 232 secured loans outstanding with 151 borrowers with the following characteristics:

Number of secured loans outstanding	232
Total secured loans outstanding	$68,410,996
Average secured loan outstanding	$294,875
Average secured loan as percent of total secured loans	0.43%
Average secured loan as percent of members’ equity	1.46%
Largest secured loan outstanding	$1,523,800
Largest secured loan as percent of total secured loans	2.23%
Largest secured loan as percent of members’ equity	7.54%
Number of secured loans over 90 days past due and still accruing interest	8
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$3,500,000
Number of secured loans in foreclosure	9
Approximate principal of secured loans in foreclosure	$4,500,000
Number of secured loans on non-accrual status	6
Approximate investment in secured loans on non-accrual status	$3,400,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	9
Approximate principal of secured loans over 90 days past maturity	$5,400,000

62

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

Number of states where security is located	17

Number of counties where security is located	61

At December 31, 2017, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2017:

State	Loan Balances	Percentage

California	$26,746,441	39.10%
Oregon	16,181,682	23.65%
Illinois	9,050,185	13.23%
Other **	16,432,718	24.02%
Totals	$68,410,996	100.00%

The various counties in which secured property is located are as follows at December 31, 2017:

County	Loan Balances	Percentage

Alameda, California	$14,858,394	21.72%
Multnomah, Oregon	8,852,996	12.94%
Cook, Illinois	6,991,661	10.22%
Other **	37,707,945	55.12%
Totals	$68,410,996	100.00%

** None of the states or counties included in the “Other” categories above include loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 - 4 units)	$52,074,687
Land/Construction	16,312,127
Multi-family residential (5 or more units)	24,182
$68,410,996

63

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2017:

Current (0 to 30 days)	$60,471,320
31 to 90 days	1,751,300
91 days and greater	6,188,376
$68,410,996

At December 31, 2017, all of the Fund’s loans carry a term of six to twelve months; therefore, the entire loan balance of $68,410,996 is scheduled to mature in 2018. The scheduled maturities for 2018 include 19 loans totaling approximately $7,300,000 which are past maturity at December 31, 2017.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2016, there were 244 secured loans outstanding with 156 borrowers with the following characteristics:

Number of secured loans outstanding	244
Total secured loans outstanding	$66,754,985
Average secured loan outstanding	$273,586
Average secured loan as percent of total secured loans	0.41%
Average secured loan as percent of members’ equity	1.44%
Largest secured loan outstanding	$1,459,486
Largest secured loan as percent of total secured loans	2.19%
Largest secured loan as percent of members’ equity	7.68%
Number of secured loans over 90 days past due and still accruing interest	7
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$3,100,000
Number of secured loans in foreclosure	10
Approximate principal of secured loans in foreclosure	$3,100,000
Number of secured loans on non-accrual status	8

64

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans on non-accrual status	$2,500,000

Number of secured loans considered to be impaired	-

Approximate investment in secured loans considered to be impaired	$-

Average investment in secured loans considered to be impaired	$-

Approximate amount of foregone interest on loans considered to be impaired	$-

Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-

Number of secured loans over 90 days past maturity	13

Approximate principal of secured loans over 90 days past maturity	$5,400,000

Number of states where security is located	13

Number of counties where security is located	43

At December 31, 2016, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2016:

State	Loan Balances	Percentage
California	$22,522,580	33.74%
Oregon	19,618,541	29.39%
Illinois	11,139,422	16.69%
Other **	13,474,442	20.18%
Totals	$66,754,985	100.00%

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IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at December 31, 2016:

County	Loan Balances	Percentage

Multnomah, Oregon	$15,518,351	23.25%
Alameda, California	12,987,417	19.46%
Cook, Illinois	9,288,751	13.91%
Other **	28,960,466	43.38%
Totals	$66,754,985	100.00%

** None of the states or counties included in the “Other” categories above included loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 - 4 units)	$46,037,454
Land/Construction	16,095,990
Multi-family residential (5 or more units)	4,621,541
$66,754,985

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2016:

Current (0 to 30 days)	$60,843,636
31 to 90 days	437,500
91 days and greater	5,473,849
$66,754,985

At December 31, 2016, all of the Fund’s loans carried a term of six to twelve months; therefore, the entire loan balance of $66,754,985 was scheduled to mature in 2017. The scheduled maturities for 2017 included 13 loans totaling approximately $5,400,000 which were past maturity at December 31, 2016.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

66

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

At December 31, 2015, there were 264 secured loans outstanding with 150 borrowers with the following characteristics:

Number of secured loans outstanding	264
Total secured loans outstanding	$59,891,317
Average secured loan outstanding	$226,861
Average secured loan as percent of total secured loans	0.38%
Average secured loan as percent of members’ equity	1.35%
Largest secured loan outstanding	$1,778,808
Largest secured loan as percent of total secured loans	2.97%
Largest secured loan as percent of members’ equity	10.56%
Number of secured loans over 90 days past due and still accruing interest	19
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$3,300,000
Number of secured loans in foreclosure	15
Approximate principal of secured loans in foreclosure	$2,100,000
Number of secured loans on non-accrual status	2
Approximate investment in secured loans on non-accrual status	$500,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	3
Approximate principal of secured loans over 90 days past maturity	$2,330,000

67

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

Number of states where security is located	9

Number of counties where security is located	44

At December 31, 2015, all of the Fund’s loans were secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property was located were as follows at December 31, 2015:

State	Loan Balances	Percentage
California	$18,854,496	31.48%
Oregon	16,603,801	27.72%
Illinois	10,555,553	17.62%
Washington	6,360,616	10.62%
Colorado	6,254,433	10.45%
Other **	1,262,418	2.11%
Totals	$59,891,317	100.00%

The various counties in which secured property was located were as follows at December 31, 2015:

County	Loan Balances	Percentage

Multnomah, Oregon	$14,512,127	24.23%
Alameda, California	10,240,318	17.10%
Cook, Illinois	9,018,800	15.06%
Other **	26,120,072	43.61%
Totals	$59,891,317	100.00%

** None of the states or counties included in the “Other” categories above included loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 - 4 units)	$52,858,555
Multi-family residential (5 or more units)	5,907,194
Land/Construction	1,125,568
$59,891,317

68

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

8. Loan Concentrations and Characteristics (continued)

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2015:

Current (0 to 30 days)	$51,304,198
31 to 90 days	3,511,885
91 days and greater	5,075,234
$59,891,317

At December 31, 2015, all of the Fund’s loans carried a term of six to twelve months; therefore, the entire loan balance of $59,891,317 was scheduled to mature in 2016. The scheduled maturities for 2016 included 20 loans totaling approximately $5,400,000 which were past maturity at

December 31, 2015.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

9. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through foreclosure, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2017:

Beginning balance	$2,925,184
Costs of real estate acquired through foreclosure	1,532,237
Improvement costs	2,084,631
Sales of real estate	(1,746,486)
Ending balance	$4,795,566

The following schedule reflects the net costs of real estate properties acquired through foreclosure, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2016:

Beginning balance	$1,404,859
Costs of real estate acquired through foreclosure	2,188,825
Improvement costs	789,799
Sales of real estate	(1,458,299)
Ending balance	$2,925,184

69

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

9. Real Estate Held for Sale Concentrations and Characteristics (continued)

The following schedule reflects the net costs of real estate properties acquired through foreclosure, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2015:

Beginning balance	$-
Costs of real estate acquired through foreclosure	8,197,524
Sales of real estate	(6,792,665)
Ending balance	$1,404,859

At December 31, 2017, the real estate held for sale properties included two multi-family residential properties in Cook County, Illinois and five single family residential properties in Cook County, Illinois.

At December 31, 2016, the real estate held for sale properties included three multi-family residential properties in Cook County, Illinois, two single family residential properties in Cook County, Illinois, one single family residential property in Polk County, Oregon and one single family residential property in New Haven County, Connecticut.

At December 31, 2015, the real estate held for sale properties included two single family residential properties in Alameda County, California.

10. Commitments and Contingencies

Construction loans

At December 31, 2017, the Fund had 148 approved construction loans with a total borrowing limit of approximately $22,000,000. 94 loans had undisbursed construction funds, totaling approximately $7,650,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2016, the Fund had 181 approved construction loans with a total borrowing limit of approximately $26,800,000. 130 loans had undisbursed construction funds, totaling approximately $9,240,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

70

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2017, 2016, and 2015

10. Commitments and Contingencies (continued)

Construction loans (continued)

At December 31, 2015, the Fund had 213 approved construction loans with a total borrowing limit of approximately $30,900,000. Only 162 loans had undisbursed construction funds, totaling approximately $16,100,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

11. Subsequent Events

The Fund has filed a $50,000,000 senior secured note offering pursuant to Regulation A with the Securities and Exchange Commission. The offering circular was qualified in February 2018. Junior noteholders will be subordinate to the senior notes and the line of credit.

The Fund has evaluated subsequent events through March 30, 2018 the date the financial statements were available to be issued. No other subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

71

ITEM 8 EXHIBITS

Exhibit No.	Description

2.1	Articles of Organization of Iron Bridge Mortgage Fund, LLC *

2.2	Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended *

3.1	Form of Senior Secured Demand Note *

3.2	Form of Senior Secured Demand Note Security Agreement *

3.3	Form of Subordination Agreement between Carr Butterfield, LLC, as Collateral Agent for the holders of Senior Secured Demand Notes and the holders of the Junior Secured Promissory Notes*

3.4	Subordination Agreement among Iron Bridge Mortgage Fund LLC, Iron Bridge Management Group, LLC and Western Alliance Bank dated as of December 22, 2015 *

4.1	Form of Senior Secured Demand Note Subscription Agreement *

4.2	Form of Senior Secured Demand Note Purchase Agreement *

6.1	Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of December 22, 2015 *

6.2	Custodial Agreement by and among Western Alliance Bank, Iron Bridge Mortgage Fund, LLC and U.S. Bank National Association dated as of January 5, 2016 *

6.3	Amendment No. 1 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of March 20, 2017 *

6.4	Amendment No. 2 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of January 1, 2018 *

__________

*	Incorporated by reference to Exhibits to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission (File No. 024-10777)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on June 22, 2018.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

73